As filed with the Commission on May 3, 1999            File No. ___________

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                              DBS INDUSTRIES, INC.
                 (Name of small business issuer in its charter)


       Delaware                              7389                84-1124675
  (State or other                    (Primary Standard       (I.R.S. Employer
   jurisdiction of                     Industrial           Identification No.)
incorporation or organization)       Classification Code)

           100 Shoreline Highway, Suite 190A, Mill Valley, California
              94941; 415-380-8055 (Address and telephone number of
                          principal executive offices)

        100 Shoreline Highway, Suite 190A, Mill Valley, California 94941; 415-380-8055 (Address of principal place of business or intended principal place of business)

                       Fred W. Thompson, President and CEO
                              DBS Industries, Inc.
                        100 Shoreline Highway, Suite 190A
                          Mill Valley, California 94941
                                  415-380-8055
            (Name, address and telephone number of agent for service)

                                    Copy to:

                               Roger D. Linn, Esq.
                           Bartel Eng Linn & Schroder
                          300 Capitol Mall, Suite 1100
                          Sacramento, California 95814
                             Telephone: 916-442-0400

Approximate date of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following blocks and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                                CALCULATION OF REGISTRATION FEE



                                                        Proposed        Proposed
                                                        maximum          maximum       Amount of
       Title of each class of         Amount to be   offering price     aggregate     registration
    securities to be registered        registered      per share     offering price       fee
------------------------------------ -------------- ---------------- --------------- --------------
Common Stock to be offered by Selling
Stockholders                           2,329,906       $3.375(1)       $7,863,433        $2,185
Common Stock for resale by holders of
Warrants assuming the exercise of such
Warrants                                 595,000       $3.375(2)       $2,008,125        $ 556
Total                                  2,924,906                       $9,871,558        $2,741
==================================== ============== ================ =============== ==============

(1) Fee calculated in accordance with Rule 457(c) of the Securities Act of 1933, as amended ("Securities Act"). Estimated for the sole purpose of calculating the registration fee and based upon the average quotation of the high and low price per share of the Company's Common Stock on April 26, 1999, as reported on the NASD OTC Bulletin Board.

(2) Assumes that the holder of the warrant has exercised such warrant. Maximum offering price per share is based upon the average quotation of the high and low price per share of the Company's Common Stock on April 26, 1999, as reported on the NASD OTC Bulletin Board.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                              DBS INDUSTRIES, INC.
                              CROSS-REFERENCE SHEET
                     Pursuant to Item 501 of Regulation S-B


Registration Statement
Item Number and Caption                                          Prospectus Caption


1.   Front of Registration Statement and Outside Front
     Cover Page of Prospectus.................................... Outside Front Cover

2.   Inside Front and Outside Back Cover Pages of
     Prospectus.................................................. Inside Front and Outside Back Cover Pages

3.   Summary Information and Risk Factors  ...................... Prospectus Summary; Risk Factors

4.   Use of Proceeds............................................. Use of Proceeds

5.   Determination of Offering Price...... ...................... Plan of Distribution; Selling Stockholders and
                                                                  Warrant holders

6.   Dilution.................................................... Not Applicable

7.   Selling Security Holders.................................... Selling Stockholders and Warrantholders

8.   Plan of Distribution........................................ Plan of Distribution; Selling Stockholders and
                                                                  Warrant holders

9.   Legal Proceedings........................................... Legal Proceedings

10.  Directors, Executive Officers, Promoters and                 Management; Principal Stockholders; Certain
     Control Persons............................................. Relationships and Related Transactions

11.  Security Ownership of Certain Beneficial Owners
     and Management.............................................. Principal Stockholders

12.  Description of Securities................................... Description of Securities

13.  Interest of Named Experts and Counsel ...................... Experts; Legal Matters

14.  Disclosure of Commission Position on
     Indemnification for Securities Act Lia...................... Management

15.  Organization Within Last Five Years   ...................... Business

16.  Description of Business..................................... Prospectus Summary; Business

17.  Management's Discussion and                                  Management's Discussion and Analysis of Financial
     Analysis or Plan of Operation .............................. Condition and Results of Operations

18.  Description of Property..................................... Business

19.  Certain Relationships and Related Tran...................... Certain Relationships and Related Transactions

20.  Market for Common Equity and Related
     Stockholder Matters......................................... Price Range of Common Stock

21.  Executive Compensation...................................... Executive Compensation

22.  Financial Statements........................................ Consolidated Financial Statements

23.  Change In and Disagreements With Accountants or
     Accounting and Financial Disclosure   ...................... Not Applicable


        Information Contained Herein Is Subject to Completion or Amendment. A Registration Statement Relating to These Securities Has Been Filed with the Securities and Exchange Commission. These Securities May Not Be Sold Nor May Offers to Buy Be Accepted Prior to the Time the Registration Statement Becomes Effective. This Prospectus Shall Not Constitute an Offer to Sell or the Solicitation of an Offer to Buy Nor Shall There Be Any Sale of These Securities in Any State in Which Such Offer, Solicitation, or Sale Would Be Unlawful Prior to Registration or Qualification under the Securities Laws of Any Such State.

        A Registration Statement relating to the securities being offered by this Prospectus has been filed with the Securities and Exchange Commission ("SEC") and cannot be sold until the Registration Statement has been made effective by the SEC. The information contained in this Prospectus may be changed. This Prospectus cannot be used to offer or sell securities in any state until such offer or sale can be made in compliance with the securities laws of that state.

PROSPECTUS                                                Subject to Completion
                                                          April __, 1999


                              DBS INDUSTRIES, INC.

                                  COMMON STOCK


                                ----------------



        Certain stockholders of DBS Industries, Inc. ("DBSI" or "we") are offering up to 2,924,906 shares of DBSI Common Stock ("Common Stock"). These stockholders (who DBSI will refer to as the "Selling Stockholders") will be selling shares of Common Stock which they own or which they can acquire by exercising certain outstanding warrants. For more complete information, refer to the Prospectus sections entitled "The Offering" and "Selling Stockholders."

        We will not receive any proceeds from the resale of shares of Common Stock by the Selling Stockholders. Expenses of this offering will be paid by DBSI.

        DBSI's Common Stock is traded in the over-the-counter market and quoted on the OTC Bulletin Board under the symbol "DBSS." On April 26, 1999, the average of the high and low quotation for one share of Common Stock was $3.375, as reported on the OTC Bulletin Board. The Warrants are not quoted or traded on any exchange or quotation system.

                               --------------------------------

        An Investment in the Common Stock Involves Significant Risks. See "Risk Factors" Commencing on Page 4 for Certain Considerations Relevant to an Investment in the Common Stock.

        Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        DBSI's business is subject to many risks and an investment in its Common Stock or Warrants will also involve significant risks. You should carefully consider the various Risk Factors described on pages 4 to 11 before investing in the Common Stock or Warrants.

                               --------------------------------





                        The date of this Prospectus is April __, 1999.

                                       TABLE OF CONTENTS


PROSPECTUS SUMMARY...........................................................................3

RISK FACTORS.................................................................................4

THE OFFERING................................................................................11

USE OF PROCEEDS.............................................................................12

PRICE RANGE OF COMMON STOCK.................................................................13

DIVIDEND POLICY.............................................................................13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS...............................................14

BUSINESS....................................................................................18

PROPERTY....................................................................................26

MANAGEMENT..................................................................................27

EXECUTIVE COMPENSATION......................................................................29

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT.......................................................................35

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..............................................36

PLAN OF DISTRIBUTION........................................................................37

SELLING STOCKHOLDERS .......................................................................38

DESCRIPTION OF CAPITAL STOCK................................................................39

CERTIFICATE OF INCORPORATION................................................................39

LEGAL PROCEEDINGS...........................................................................40

LEGAL MATTERS...............................................................................40

EXPERTS ....................................................................................40

AVAILABLE INFORMATION.......................................................................40

FINANCIAL STATEMENTS AND SCHEDULES..........................................................41

                                      PROSPECTUS SUMMARY


        This  summary  highlights   information   contained  elsewhere  in  this
Prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in the Common Stock of DBS Industries, Inc. ("DBSI"). You should carefully read the entire Prospectus, including the documents and information incorporated by reference into it. This Prospectus contains forward-looking statements that are subject to risks and uncertainties, including those risk factors discussed elsewhere in this Prospectus, and in DBSI's Annual Report on Form 10-KSB as filed with the Commission.

Our Business

        DBSI proposes to design,  construct,  launch and operate a system of six
(6) satellites positioned in a low earth orbit ("Little LEO") which will provide two-way, low-cost data messaging services worldwide (the "E-SAT System"). The E-SAT System, when operational, would be capable of collecting and transmitting data at regular intervals from fixed devices such as meters (i.e., electric/gas meters, vending machines, stream or river flow gauges, etc.) at a cost substantially less than manually retrieving the information.

        DBSI is currently pursuing its business through its twenty percent (20%) interest in E-SAT, Inc. ("E-SAT"). On March 31, 1998, the Federal Communications Commission ("FCC") approved E-SAT's application for a Little Leo satellite license. This license authorizes E-SAT to launch and operate six (6) Little LEO satellites providing messaging services in the U.S. utilizing specified radio frequency bands.

        Pursuant to DBSI's business objectives, DBSI recently entered into a contract with two European companies to build the satellites and to launch them into orbit. DBSI is also actively negotiating with another company to serve as the prime contractor to design and supervise the building of the satellites.

        Because DBSI intends to develop and operate the E-SAT System, it is essential to DBSI's overall business objectives to acquire a controlling interest in E-SAT and the FCC license which E-SAT holds. DBSI is currently negotiating with EchoStar Communications Corporation ("EchoStar") to acquire EchoStar's eighty percent (80%) interest in E-SAT. However, as of the date of this Prospectus, no agreement with EchoStar has yet been reached.

        DBSI is a Delaware corporation with its business offices located at 100 Shoreline Highway, Suite 190A, Mill Valley, California 94941, and its telephone number is (415) 380-8055. DBSI has two (2) wholly-owned subsidiaries, Global Energy Metering Service, Inc. ("GEMS") and Newstar Limited ("Newstar").

Summary Of Risk Factors

        An investment in DBSI's Common Stock involves a number of risks which should be carefully considered and evaluated. These risks would include:

        (i)    DBSI's minority interest in E-SAT;

        (ii) The fact that DBSI is a development stage company and has not had operating revenues;

        (iii)  The  technological   challenges  involved  in  developing  a  new
               communication system using Little LEO satellites; and

        (iv) The need to raise a significant amount of capital (estimated at over $100 million) to design, build and launch the E-SAT System.

        For a more complete discussion of risk factors relevant to an investment in DBSI's Common Stock and Warrants, see the "Risk Factors" section.

The Offering

        The Selling  Stockholders  are  registering  for resale shares of Common
Stock held by such stockholders and the resale of shares of Common Stock assuming the exercise of outstanding Warrants. The Selling Stockholders acquired their shares or Warrants from DBSI in private placements or as compensation for services rendered to DBSI. DBSI will receive no proceeds from the sale of Common Stock by the Selling Stockholders.

Summary Consolidated Financial Data

        The summarized consolidated financial data presented below should be read in conjunction with the more detailed financial statements of DBSI and notes thereto which are included elsewhere in this Prospectus along with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                               For the year ended   For the year ended For the year ended  April 25, 1990
                                 December 31,           December 31,     December 31,      (Inception) to
                                     1998                   1997             1996           December 31,
                                                                                                1998
Revenue                        $              -    $            -      $        11,420      $      161,420
Loss from operations                 (2,995,848)       (1,682,277)          (3,323,765)        (11,594,567)
Net Income (Loss)                    (3,293,493)        3,068,917           (3,752,583)         (7,132,622)
Income (Loss) per Share                   (0.47)              .49                 (.65)                  -
Working Capital (Deficit)               233,078          (411,185)          (6,130,815)                  -
Total Assets                          3,512,511         1,785,543            4,629,177                   -
Stockholders' Equity (Deficit) $      2,382,740    $      872,039       $   (2,273,169)                  -


                                         RISK FACTORS

        An investment in DBSI's Common Stock involves a number of very significant risks. You should carefully consider the following risks and uncertainties in evaluating the Company and its proposed business before purchasing shares.

Minority Ownership in E-SAT, Inc.

        E-SAT has been granted an FCC license to construct, launch and operate six Little LEO satellites to provide two-way, low-cost data messaging services in the U.S. E-SAT is owned 20% by DBSI and 80% by EchoStar. Although DBSI has only a 20% interest in E-SAT, DBSI has spent a substantial amount of time and money evaluating satellite and rocket manufacturers, performing proof-of-concept demonstrations with utility companies, and developing hardware and software for collecting and transmitting data in anticipation of E-SAT receiving its FCC license. DBSI and EchoStar have held and are currently having negotiations regarding DBSI's acquiring a controlling interest in E-SAT. As of the date of this Prospectus, DBSI and EchoStar have not reached an agreement regarding the restructuring of E-SAT's ownership and there is no assurance that an agreement for DBSI to acquire a controlling interest in E-SAT will be achieved. Unless and until this restructuring is completed, on terms deemed acceptable to DBSI, DBSI's investments in the E-SAT System will be subject to its minority interest in E-SAT and the control disadvantages which such a minority position represents, including the possible inability of DBSI to proceed with its current plans to develop and launch the E-SAT System satellites.

Development Stage Company

        DBSI is a development stage company in which it is primarily involved in technology development of the E-SAT System. As such, DBSI has not yet started offering commercial services and, as a result, is not generating any revenues.

        DBSI's ability to provide commercial service and to eventually generate operating revenue will depend on its ability to, among other things: (i) successfully construct and deploy the E-SAT System in a timely manner; (ii) develop U.S. and international marketing arrangements permitting distribution of the data messaging services inside and outside the U.S.; (iii) construct the necessary ground infrastructure inside and outside the U.S.; and (iv) obtain and maintain necessary regulatory licenses and authorizations in the U.S. and worldwide. Given DBSI's limited operating history and lack of revenues, there can be no assurance that it will be able to construct and establish the E-SAT System, and, if established, to develop a sufficiently large customer base to be profitable.

Lack of Revenues and Increasing Costs

        DBSI and its subsidiaries have earned no substantial revenues since their formation. However, DBSI expects its operating expenses to significantly increase as the E-SAT System reaches critical stages of development.

        DBSI recorded an operating loss of approximately $2,996,000 for 1998 and does not anticipate any revenues during 1999. It expects to incur substantial and increasing operating losses and negative net cash flow until the E-SAT System is developed, deployed and operating in a profitable manner.

Development Contract Commitments

        In order to comply with development milestones required by E-SAT's FCC license, DBSI has entered into various development contracts including a satellite construction contract and a satellite launch contract. DBSI is also negotiating with another company to become the prime contractor for development of the E-SAT System. Entering into these and other development and service contracts is critical to the overall development of the E-SAT System. Failure to maintain these contracts would adversely affect the construction of the E-SAT System.

        In addition, if DBSI were unable to obtain a controlling interest in E-SAT's FCC license, or if other technological or financial difficulties were to arise, DBSI might be unable to proceed with its current satellite construction and launch agreements. Any cancellation or termination of these contracts could result in substantial costs to DBSI.

Need for Future Capital and its Dilutive Effect

        DBSI currently estimates that it will incur in excess of $100 million in capital expenditures relating to the development and operating costs in building and deploying the E-SAT System. Given the risks in an undertaking of this nature, there can be no assurance that actual cash requirements will not exceed DBSI's estimates. In particular, additional capital will be required in the event that: (i) DBSI incurs unexpected costs in completing the system design or encounters any unexpected technical or regulatory difficulties, (ii) DBSI incurs delays and additional expenses as the result of a launch or satellite failure, (iii) DBSI is unable to enter into marketing agreements with third parties, or (iv) DBSI incurs any significant unanticipated expenses. The occurrence of any such events could adversely affect DBSI's ability to meet its business plan.

        DBSI will depend almost exclusively on outside capital to pay for the E-SAT System development, including the sale of additional stock and commercial borrowing. There can be no assurance that capital will be available to DBSI to meet development costs or on terms acceptable to DBSI. The issuance of additional equity securities by DBSI would result in a significant dilution in the equity interests of the current stockholders. Obtaining commercial loans will increase DBSI's liabilities and future cash commitments.

        If DBSI is unable to obtain financing in the amounts and at the terms necessary, DBSI's business and future success will be adversely affected.

Technological Risks

        The design and construction of the E-SAT System are exposed to risks associated with a space- based communications system. Although DBSI believes that the E-SAT System is based on sound technology, its design will contain certain technology that has not been used in a commercial application. Although DBSI will engage contractors who are experienced in the satellite and communications industry, it has no experience in developing, constructing, and operating a data communications system. Furthermore, an agreement with a prime contractor for building the E-SAT System has not yet been reached. The failure of the E-SAT System to function as designed, or the failure of system components to function with other components or to specification could result in delays, unanticipated costs, and loss of system performance, thereby rendering the E-SAT System unable to perform at the quality and capacity levels anticipated.

        In addition, future advances in the telecommunications industry could lead to new technologies, products or services competitive with the products or services to be provided by DBSI. Such technological advances could also lower the costs of other products or services that may compete with the E-SAT System, resulting in pricing pressures on DBSI's products and services, which could adversely affect its results of operations.

Unscheduled Delays

        Delays and related increases in costs in the construction, launch and implementation of the E- SAT System could result from a variety of causes, including: (i) delays encountered in the construction, integration and testing of the E-SAT System; (ii) launch delays or failures; (iii) delays caused by design reviews in the event of a launch vehicle failure or a loss of satellites or other events beyond the control of DBSI; (iv) further modification of the design of all or a portion of the E-SAT System in the event of, among other things, technical difficulties or changes in regulatory requirements; (v) the failure of DBSI to enter into agreements with space craft manufacturers and other technology providers and with marketing providers at the times or on the terms expected; and (vi) the failure to develop or acquire effective applications for use with the E-SAT System. There can be no assurance that the E-SAT satellites or the E-SAT data messaging services will be available on a timely basis, or at all, or that implementation of the E-SAT System will occur. A significant delay in the completion of the E-SAT System could erode DBSI's competitive position, could result in cancellation of E-SAT's FCC license, and could have a material adverse effect on its financial condition and results of operations.

Launch Risks

        Satellite launches are subject to considerable risks, including the possible failure of the launch vehicle, which may result in the loss or damage to the satellite or its deployment into an incorrect or unusable orbit. Furthermore, each launch is expected to carry three satellites. Consequently, an unsuccessful launch could adversely affect one-half of DBSI's planned satellite constellation. DBSI will seek to obtain insurance to cover its exposure to loss in this area.

        DBSI has entered into a launch services agreement providing for two payload launches from a launch site in Plesetzk, Russia during a specific period. It is anticipated that any launch must be approved by a governmental agency of the Russian Federation. No assurance can be given that the launches will take place as planned or that such launch will be approved by the Russian Federation.

Potential Satellite Malfunction

        A number of factors will affect the useful  lives of the E-SAT  System's
Little LEO satellites, including the quality of construction, the expected gradual environmental degradation of solar panels, the amount of fuel on board and the durability of component parts. Random failure of satellite components could result in damage to or loss of a satellite. In rare cases, satellites could also be damaged or destroyed by electrostatic storms, high levels of radiation or collisions with other objects in space. Any premature loss of satellite performance or capacity could have a material adverse effect on the efficiency of the overall system and the operation of the E-SAT System.

Limited Insurance

        DBSI expects to obtain launch insurance for each of its satellite launches. This insurance would, in the event of a launch failure, provide funds for replacement launch services. In addition, DBSI expects to obtain satellite replacement insurance, which would provide funds for rebuilding satellites damaged in construction, shipment or launch. Lastly, DBSI is considering obtaining insurance to cover loss or damage to a satellite while in orbit. However, this insurance is available on a very limited basis and it is very expensive. Consequently, DBSI may find it uneconomical to cover this type of loss exposure. No assurance can be given that in the event of a launch or construction failure, the insurance proceeds will be sufficient to cover the costs of the launch and satellite. In the event a covered loss occurs prior to the next event that would be subject to any such policy, DBSI will need to satisfy the insurance underwriters that the technological or other problems associated with the covered loss have been addressed. The launch and replacement insurance marketplace is volatile and there can be no assurance that launch or replacement insurance, or both, will be available to DBSI, or if available, will be available on terms acceptable to DBSI. DBSI will continue to evaluate the insurance marketplace to determine the level of risk it is willing and able to absorb internally versus the amount of risk to be transferred to third parties.

Regulatory Risks

        United States License. The E-SAT System is subject to U.S. regulation. Pursuant to its license from the FCC, E-SAT is authorized to provide data messaging services in the U.S. Operation of the E-SAT System and the FCC license it operates under may be significantly affected by regulatory changes in the U.S. resulting from judicial decisions and/or adoption of treaties, laws, regulations or policies, or by changes in the interpretation or application of existing treaties, laws, regulations or policies.

        In order to maintain the validity of its FCC license, E-SAT must comply at all times with the terms of such FCC license, unless specifically waived or modified by the FCC. These terms include, among other things, system construction milestones. In order to comply with the milestone requirements of the FCC license, E-SAT must commence construction of the first two satellites by March 1999 and the remaining four satellites by March 2001. On March 31, 1999, DBSI, on E-SAT's behalf, entered into an agreement with a European space craft manufacturer for the construction of the E-SAT satellites. DBSI notified the FCC on April 8, 1999 that it had met the first milestone of E-SAT's license (commencement of satellite construction by March, 1999). The FCC has neither confirmed nor denied DBSI's assertion. If the FCC or any competing licensee challenged DBSI's assertion, E-SAT's FCC license could be jeopardized. Further, although E-SAT has every expectation of meeting future milestone requirements, there can be no assurance that these or any other requirements and conditions of the FCC license can be met by E-SAT or DBSI. In the event that E-SAT cannot meet these milestone requirements, and the FCC does not waive or modify such requirements, E-SAT will lose its FCC license. Such a loss would have an immediate and significant adverse effect on DBSI's financial position and results of operations. The terms of the FCC license also require that construction, launch and operation of the E-SAT System be accomplished in accordance with the technical specifications set forth in E-SAT's FCC application, as amended, and consistent with the FCC's rules, unless specifically waived. During the process of constructing the E-SAT System, there may be certain modifications to the design set forth in E-SAT's FCC application that may necessitate regulatory approval. There can be no assurance that such modifications will be approved by the FCC.

        The FCC license is effective for ten (10) years from the date on which E-SAT certifies to the FCC that its initial satellites have been successfully placed into orbit and that the operations of such satellites conform to the terms and conditions of the FCC license. While DBSI expects it will apply to renew the FCC license beyond the initial 10-year license term, and expects the FCC will grant such renewal, there can be no assurance that, if applied for, such a renewal of license would be granted.

        In addition, the E-SAT System's remote terminal units ("RTU") to be integrated with the fixed devices must be a type accepted (i.e., Part 15) by the FCC. DBSI intends to seek approval of the RTU's under a separate application with the FCC.

        Foreign Authorization. In addition to the FCC license for operation of the E-SAT System in the U.S., E-SAT will be required to seek certain "landing rights" in each country in which its RTUs will be located. There can be no assurance that the required regulatory authorizations will be obtained in any country in which DBSI proposes to offer its services, or that such authorizations will be obtained in a timely manner or in the form necessary to implement DBSI's proposed operations. In the event DBSI is not successful in obtaining a foreign license in a particular country, it will be unable to offer E-SAT System services in such country. Depending on the number of proposed RTU's to be operating in a country, the unavailability to offer data messaging services to such country may materially adversely affect DBSI's business plan.

        International Telecommunications Union Coordination. All communications satellite systems must be technically coordinated with other satellite systems, and in some cases, with terrestrial communication systems. The purpose of this coordination is to ensure, to the maximum extent feasible, that communication systems will be able to operate without unacceptable radiofrequency interference from other communication systems. This process, called "satellite coordination," takes place under the auspices of the International Telecommunication Union
(ITU) and is essentially a first come, first served process. That is, earlier filings generally establish some priority over later filings although the ITU encourages applicants to cooperate to enable as many satellite systems as possible to be implemented. While there can be no assurance that the E-SAT System will successfully complete the international coordination process, most countries seek to accommodate satellite systems of other countries and historically, virtually all coordination requests are ultimately successful. However, any delays in obtaining international satellite coordination would result in delays in offering messaging services outside the U.S.

Utility Industry Acceptance

        DBSI's success is largely dependent, at least initially, on whether utility companies will contract for services utilizing the E-SAT System.
Although DBSI has other proposed uses of the data messaging services, utility companies, such as gas, electrical and water utility companies remain the primary focus of DBSI's marketing and development efforts. Although DBSI has demonstrated the ability of Little LEO satellites to read data from meters
(RTUs) in proof-of-concept trials with utility companies, no assurance can be given that DBSI will be successful in completing the development and commercial implementation of automatic meter reading ("AMR") using the E-SAT System. DBSI must complete a number of technical developments and continue to expand and upgrade its capabilities prior to implementing its AMR services on a full commercial basis. Utility companies typically go through numerous steps before making final decisions which can take up to several years to complete.

        Further, automatic meter reading utilizing satellite data messaging services is a relatively new and evolving business. It is difficult to predict the future growth of the market or the potential size of the market. Utility companies are testing products from a number of entities developing various communication technologies. The use of the E-SAT System is but one possible solution for hard-to- access meter sites. No assurances can be given that DBSI will be successful in achieving the adoption of the E-SAT System or to what extent utilities will employ it. In the event that utility companies do not adopt this technology, or do so less rapidly than expected, DBSI's future results, including its ability to achieve profitability, will be materially and adversely affected.

        The development of low-cost RTU's to collect and transmit data from fixed devices such as meters will be important in the development of a broad utility market for E-SAT's data messaging services. RTUs must be manufactured and operated at a low cost in order to make E-SAT's data messaging services attractive to commercial users. It is expected that the cost of RTUs will decline as the volume of units produced increases. DBSI believes that it can develop a low cost RTU which requires less power to operate and will be attractive to utility and other companies that may be interested in E-SAT's data messaging services. However, there can be no assurance that RTUs can be developed at a cost and with the capabilities that will attract a large enough commercial subscriber base for DBSI to achieve profitability.

Reliance on United States and International Distributors to Market Services

        DBSI intends to rely in part on third parties with existing distribution channels in specific markets to sell E-SAT data messaging services to subscribers in the United States and throughout the world. Such relationships may take the form of a joint venture or by distribution license. DBSI has committed significant time and resources to developing these potential relationships and believes additional corporate opportunities may develop from such business alliances. The ability and willingness of third parties to market DBSI's data messaging services will depend upon many factors, including the technical capabilities of the E-SAT System, the wholesale price of the service, the third party's ability to realize a profit on marketing the service, the cost of the RTU, and the competitive environment. There can be no assurance that DBSI will be successful in identifying distributors or value added resellers ("VARs") for all of its target markets, or that such distributors and VARs that are willing to market the services will be successful in their sales efforts.

        DBSI intends to enter into international distribution license agreements for countries other than the U.S. Each international distributor will be responsible for obtaining all regulatory approvals in the local country and marketing the services directly to subscribers or through sublicenses. There is no assurance DBSI will be successful in identifying international distributors in each country in which it intends to operate, or that the international distributors will be successful in obtaining regulatory authorizations to offer E-SAT System's services. Failure to do so may preclude DBSI from operating in those markets.

Reliance on Vendors and Consultants

        DBSI has relied on and will continue to rely on vendors and consultants that are not employees of DBSI or its affiliates to complete the design, construct and implement the E-SAT System, to market its data messaging services and for representation on regulatory issues. DBSI has no long-term contractual relationship with these vendors and consultants. While DBSI believes that vendors and consultants will continue to provide the expertise necessary to complete the design and construction of the E-SAT System, there can be no assurance that such vendors and consultants will be available in the future, and if available, will be available on terms deemed acceptable to DBSI.

        In addition, DBSI relies and will continue to rely on outside parties to manufacture parts and equipment for the E-SAT System such as meters, transmitters, antennas, and other Little LEO satellite related devices. No assurances can be given that these manufacturers will be able to meet DBSI's needs in a satisfactory and timely manner or that DBSI will be able to obtain additional manufacturers when and if necessary. A significant price increase, a quality control problem, an interruption in supply or other difficulties with third party manufacturers could have a material adverse effect on DBSI's plan of business. Further, the failure of third parties to deliver the requisite products, components, necessary parts or equipment on schedule, or the failure of third parties to perform at expected levels, could delay DBSI's deployment of the E-SAT System. Any such delay or increased costs could have a material adverse effect on DBSI's business.

Development of Business and Management Growth; Key Personnel

        DBSI expects to experience significant and rapid growth in the scope and complexity of its business as it proceeds with the development of the E-SAT System. Currently, DBSI does not have sufficient staff to manage operations, control the operations of the proposed satellites, handle sales and marketing efforts or perform finance and accounting functions. See "Risk Factors - Reliance on Vendors and Consultants." DBSI will be required to hire a broad range of additional personnel before it begins commercial operations. This growth is likely to place a strain on DBSI's management and operational resources. The failure to develop and implement effective systems, or to hire and train sufficient personnel for the performance of all of the functions necessary to effectively service and manage its subscriber base and business, or the failure to manage growth effectively, would have a material adverse effect.

        DBSI's performance is substantially dependent on the performance of its executive officers and key personnel and on its ability to retain and motivate high-quality personnel. The loss of any of the Company's key personnel, particularly Fred W. Thompson, President, could have a material adverse effect on DBSI's business, financial condition, and operating results. In order to mitigate such a loss, DBSI has a "key person" life insurance policy on Mr. Thompson in the aggregate amount of $2,000,000.

Competition

        DBSI will encounter competition from other Little LEO satellite systems, as well as from an increasingly competitive terrestrial-based communications industry. The market for collection and transmission of data from fixed devices such as meters and the potential market for other applications of data messaging services have led to substantial and increasing competition. Many of DBSI's present and future competitors using Little LEO satellites have begun to address collecting and transmitting data from the fixed devices for the utility industry and vending machine industry and have substantially greater: (i) financial, marketing, technical and manufacturing resources, (ii) name recognition, and
(iii)
experience than DBSI. Such competitors may be able to respond more quickly to new or emerging advancements in the industry and to devote greater resources to the development, promotion and sale of their products and services. While DBSI believes that its technology is competitive and that the E-SAT System has been designed to provide a data transmission service at a cost lower than its competitors, no assurances can be given that such competitors, in the future, will not succeed in developing better or more cost effective data transmission systems.

        In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties that could increase their ability to reach commercial customers or subscribers of data messaging services. Further, terrestrial-based wireless communication systems are providing data messaging services to the utility industry. Such existing and future competition could affect DBSI's ability to form and maintain agreements with utility companies and other customers. No assurances can be given that DBSI will be able to compete successfully against current and future competitors, and any failure to do so would have a material adverse effect on DBSI's business.

Penny Stock Regulations

        The Securities and Exchange Commission (the "SEC") has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. DBSI's securities may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors (generally, institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse). For transactions covered by this rule, the broker-dealers must make a special suitability determination of the purchaser and receive the purchaser's written agreement of the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell DBSI's securities and affect the ability of existing stockholders to sell their shares in the secondary market.

Certain Anti-Takeover Provisions

        DBSI's Certificate of Incorporation contains a fair price provision that requires a certain threshold approval by DBSI's board of directors in the event of a merger, sale of assets or other type of business combination. In addition, DBSI's board consists of staggered three year terms, and the board of directors is authorized to issue preferred stock the terms of which may be determined by the board of directors. These provisions may have the effect of deterring a change in control of DBSI. See "Certificate of Incorporation."

No Dividends

        DBSI has not declared or paid any dividends on its Common Stock since its inception, and does not anticipate paying any such dividends for the foreseeable future.

                                         THE OFFERING

        The Selling Stockholders are offering for resale up to 2,329,906 shares of Common Stock and up to 595,000 shares of Common Stock assuming the exercise of outstanding Warrants and options.

        The shares of Common Stock, Warrants and options were issued in connection with the following transactions:

        (1) The issuance of 50,000 Units to an accredited investor at $2.50 per Unit. Each Unit consisted of one share of Common Stock and a Warrant to purchase one share of Common Stock at $3.50 per share. The unit holder has exercised the Warrants so that a total of 100,000 shares of Common Stock are included in this offering.

        (2) The issuance of a total of 500,000 Units to four accredited investors at $3.00 per Unit. Each Unit consists of one share of Common Stock and a Warrant to purchase one share of Common Stock at $4.00 per share. A total of 1,000,000 shares of Common Stock are included in this Offering.

        (3) The issuance of 75,000 Warrants issued as selling compensation to one accredited investor. Each Warrant provides for the purchase of one share of Common Stock at $3.75 per share. A total of 75,000 shares of Common Stock are included in this Offering.

        (4) The issuance of 63,239 shares of Common Stock in settlement of a legal dispute.

        (5) The issuance of 1,333,334 shares of Common Stock to one purchaser at $3.00 per share. All of the shares of Common Stock are included in the Offering.

        (6) The issuance of 333,333 shares of Common Stock to one purchaser at $3.00 per share. All of the shares of Common Stock are included in this Offering.

        (7) Options to purchase 20,000 shares of Common Stock at $4.6875 per share. All of the shares underlying the options are included in this Offering.

        The shares of Common Stock offered for resale and the shares of Common Stock to be issued upon the exercise of the Warrants or options may be sold in a secondary offering by the holders thereof pursuant to this Prospectus.

        Pursuant to the terms of those private placements, DBSI is contractually required to register the shares of Common Stock issued in the legal settlement and the Common Stock which are part of the Units and the shares of Common Stock to be issued upon the exercise of the Warrants or options.

                                        USE OF PROCEEDS

        DBSI will not receive any proceeds from the resale of the shares of Common Stock by the Selling Stockholders. DBSI is registering the shares of Common Stock, and shares of Common Stock upon the exercise of the Warrants for resale pursuant to contractual terms incurred in the private placements.

                                  PRICE RANGE OF COMMON STOCK

        The following table sets forth the high and low bids for DBSI's Common Stock during each quarter for the past two fiscal year ends and until the quarter ended March 31, 1999, as quoted on the OTC Bulletin Board. DBSI's trading symbol is "DBSS." Subject to meeting The Nasdaq Stock Market, Inc. requirements, DBSI intends to apply to list the Common Stock included in this registration on The Nasdaq SmallCap Market.


                                  Common Stock


Quarter Ended                                              High           Low

March 31, 1999                                              4.97         4.06

December 31, 1998                                           4.25         4.00
September 30, 1998                                          4.63         1.88
June 30, 1998                                               2.88         1.50
March 31, 1998                                              2.32          .50

December 31, 1997                                           1.38          .38
September 30, 1997                                          1.00          .53
June 30, 1997                                               1.94          .75
March 31, 1997                                              1.94         1.50

        These quotations reflect inter-dealer prices, without retail markup, mark-down or commission, and may not represent actual transactions.

        As of March 31, 1999, DBSI had 12,508,760 shares of Common Stock outstanding and approximately 443 stockholders of record. This number does not include stockholders who hold DBSI securities in street name.

                                        DIVIDEND POLICY

        DBSI has not declared or paid any cash dividends since its inception. DBSI currently intends to retain future earnings, if any, for use in the operation and expansion of its business and does not intend to pay any cash dividends in the foreseeable future.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


General

        DBSI has historically recognized its operating costs and expenses primarily through its 20% interest in E-SAT. However, effective March 31, 1998, DBSI started recognizing the expenditures for development of the E-SAT System through DBSI's wholly-owned subsidiary, Newstar Limited. Newstar will be the entity primarily responsible for the construction, launch and operation of the E-SAT System on behalf of DBSI.

Plan of Operation

        An essential element of DBSI's business plan is the negotiation with EchoStar to obtain a controlling interest in E-SAT and/or the FCC license to operate the Little LEO satellite system. Although DBSI will continue its plans to develop the E-SAT System, such plans are based on the assumption that current negotiations with EchoStar will result in DBSI gaining a controlling interest in E- SAT and/or the FCC license.

        Throughout 1999, DBSI plans to advance the development of the E-SAT license by negotiating vendor agreements with the objectives of beginning construction of the LEO satellites, securing a launch service provider, and developing the ground support network. The plan includes a Research and Development program to produce a low cost ASIC chip CDMA-DSSS RTU. DBSI plans to satisfy all milestone conditions provided within the Little Leo license issued by the FCC.

        DBSI plans to attract partners to the E-SAT project who would be engaged in technical and marketing aspects to effectuate the business plan. Technical and marketing personnel resources may be increased and will depend on those resources provided by E-SAT partners.

        DBSI will seek to satisfy its 1999 cash requirements by supplementing its present cash base with the potential future exercise of previously issued warrants and other outside sources of capital, in addition to attracting new equity partners in the E-SAT project.

Results of Operations

Revenues

        DBSI remains in the development stage and did not generate any revenues in either of the last two fiscal years ended December 31, 1998 or December 31, 1997.

Cost and Operating Expenses

        Cost and operating expenses for the year ended December 31, 1998, were $2,995,848 as compared to $1,682,277 for the year ended December 31, 1997. General and administrative expenses increased by approximately $726,500 to $2,198,701 during the year ended December 31, 1998, compared to $1,472,162 spent in the year ended December 31, 1997. This 50% increase in general and administrative expenses was due primarily to approximately $350,000 in stock and cash as settlement of a lawsuit against an officer of DBSI, a compensation expense of $159,000 relating to options for services provided by consultants, and the expansion of DBSI's business interests in Europe and the U.S.

        Research and development expenditures increased approximately $587,000 to $797,147 during the year ended December 31, 1998, compared to $210,115 spent in the year ended December 31, 1997. This significant increase in research and development was due primarily to the issuance of the E-SAT license in April 1998 and related increases in engineering and design costs not capitalized by DBSI and associated with meeting the terms of the FCC license and the development of the E-SAT System.

Other Income (Expense)

        DBSI experienced a non-operating loss of $296,045 for the year ended December 31, 1998, compared to a non-operating gain of $4,831,994 for the year ended December 31, 1997. During 1998, interest income was recognized on cash received in connection with the sale of approximately 2.8 million units of DBSI's stock and warrants at $2.00 per unit. Each unit consists of one share of Common Stock and a warrant to purchase one share of Common Stock at $3.00 per share. The interest income was more than offset by losses in 1998 of $328,466 from the sale of investment in Seimac and its equity interest in the results of operations of E-SAT. DBSI sold its interest in Seimac during 1998. During 1997, DBSI incurred interest expense of $308,094 relating to certain outstanding debentures owed to EchoStar. During 1997, these debentures were exchanged for EchoStar Common Stock that EchoStar held as collateral against such debentures. DBSI experienced a loss of approximately $1 million relating to this exchange. DBSI also incurred a loss of $80,975 attributed to its equity interest in the results of operations of E-SAT and Seimac. These expenses/losses were more than offset by a gain of approximately $6.2 million on the sale of marketable securities.

Net Loss and Income

        DBSI's net loss for the year ended December 31, 1998, was $3,293,493 compared to a net income of $3,068,917 for the year ended December 31, 1997. During 1997, DBSI's net income was due primarily to a one-time gain on sale of marketable equity securities of approximately $6.2 million offset by operating and non-operating expenses.

Liquidity and Capital Resources

        DBSI has been in the development stage since its inception and has not recognized any significant revenues or generated any significant cash flows from operations. DBSI's monthly expenses averaged approximately $325,000 per month during calendar year 1998 which included approximately $25,000 per month for operating, legal and consulting expenses, and $70,000 per month for GEMS & E-SAT research & development. However, expenses will continue to increase during 1999 with the demands of developing the satellites for the E-SAT System and business applications and additional capital will be necessary to expand operations or continue current operations. In February 1999, DBSI raised $1.5 million in gross proceeds from a private placement of its Common Stock and $7.5 million from the exercise of outstanding warrants. In April 1999, DBSI made approximately $7.8 million in payments to several contractors.

        Traditionally, DBSI has relied on equity and debt financings to pay for its operations. This financing was supplemented by the sale of DBSI's interest in entities that held direct broadcast satellite licenses. DBSI no longer has any interest in direct broadcast satellite licensees. On April 30, 1998, DBSI sold its interest in Seimac in exchange for $200,000 in cash and $51,417 in forgiven debt.

        During 1998, DBSI conducted a private placement of up to 3 million units at $2.00/unit for an aggregate amount of $6 million with each unit consisting of one share of Common Stock and one warrant to purchase one share of Common Stock at $3.00 per share. The offering closed in October 1998, with DBSI selling 2.5 million units for gross proceeds of $5 million before stock issuance costs of $442,500.

        In February 1999, DBSI conducted a private placement of 50,000 units at $2.50/unit for an aggregate amount of $125,000. Each unit consisted of one share of Common Stock and one warrant to purchase one share of Common Stock at $3.50 per share. This private placement included stock issuance costs of approximately $1,465.

        In February 1999, DBSI conducted a second private placement of 500,000 units at $3.00/unit for an aggregate amount of $1.5 million. Each unit consisted of one share of Common Stock and one warrant to purchase one share of Common Stock at $4.00 per share. This private placement included a stock issuance finders fee of 75,000 warrants exercisable at $3.75/share issued to a finder and costs of the offering of approximately $78,426.

        In March 1999, DBSI received gross proceeds of $7.8 million from the exercise of 2,818,660 outstanding warrants at exercise prices ranging from $0.50 to $3.50 per share.

        In April 1999, two of DBSI's contractors made capital investments in DBSI of $5 million in exchange for 1,666,667 shares of Common Stock acquired from DBSI at $3.00/share.

        During 1999, DBSI has also realized $701,021 of proceeds from the exercise of 514,645 stock options held by officers, directors, employees and consultants of DBSI. Option exercise prices ranged from $0.53 to $2.80 per share.

        In addition to the cash proceeds described above, DBSI will need substantial additional capital, an estimated $111 million over the next 24 months, to construct and launch the satellites comprising the E-SAT System. Further, the construction of the first two of the six planned satellites commenced on March 31, 1999 pursuant to the terms of a satellite construction contract and a satellite launch services contract entered into by DBSI. (See "Satellite Constellation.")

        DBSI had cash and cash equivalents of $1,291,711 and $383,054 as of December 31, 1998 and 1997, respectively. DBSI had working capital of $233,078 as of December 31, 1998. DBSI had a negative working capital of $411,185 as of December 31, 1997. Until DBSI is able to develop, construct and operate its E-SAT System and derive revenues therefrom, it will continue to use cash obtained from outside sources for its operations and development of the E-SAT System.

        Net cash used in operating activities was $2,161,111 for the year ended December 31, 1998, as compared to $2,972,153 for the year ended December 31, 1997. Net cash used in operating activities during 1998 as compared with the prior year was a result of the 1998 loss of $3,293,493 as offset by certain non-cash charges, a loss on sale of investment in Seimac and the equity in E-SAT losses. Cash expenditures accelerated in the fourth quarter of 1998 as DBSI increased its level of development activity relating to the E-SAT System. An increased level of development costs is expected to continue into 1999. Net cash used in operating activities was $2,972,153 for the year ended December 31, 1997, which reflects an increase compared to 1996, due to the payment of accounts payable which accrued during 1996 and were paid in 1997.

        Net cash used in investing activities for the year ended December 31, 1998, was $1,484,958. This net cash used represents the difference between the proceeds from the divestiture of Seimac of $199,940 less DBSI's advances to E-SAT of $407,292 and approximately $1.2 million in progress payments relating to satellite construction costs. Net cash provided by investing activities was $4,183,565 in 1997 as DBSI received proceeds of $3,573,677 in connection with its divestiture of its interest in Continental Satellite Corporation.

        Net cash provided by financing activities for the year ended December 31, 1998, was $4,554,726 compared to $1,230,994 used in financing activities for the year ended December 31, 1997. Net cash provided by financing activities during 1998 related to the net proceeds from the sale of units of common stock. Net cash used in financing activities of $1,230,994 during 1997 related primarily to the repayment of debentures in the amount of $1,043,445.

        In July 1996, DBSI began to receive milestone payments under the terms of a $1.2 million purchase order for 10,000 satellite radio units. Under this agreement, DBSI was eligible to receive up to $500,000 towards development costs upon meeting the milestone requirements of the contract. DBSI met the first four milestones of the contract and has received $400,000 in cash. Currently, DBSI and the customer have suspended their development under this agreement due to the expiration of DBSI's agreement for the use of the Argos System on December 31 1997, and the subsequent limits placed on future commercial use of the Argos System. Therefore, such milestone payments could be subject to refund, in whole or in part.

Factors Affecting Future Operating Results

        Factors that could cause future results to differ materially from historic results, include factors identified in the section "Risk Factors" in addition to other factors identified in this Prospectus. Other factors that could have an impact on DBSI's future performance include uncertainties relating to general economic and political conditions, both domestically and internationally, changes in the law and regulations governing DBSI's activities in the Little LEO satellite technology, results of DBSI's financing efforts, marketing conditions for its services, as well as other factors which generally affect the market for stocks of development stage, high technology companies. These factors could affect the price of DBSI's stock and could cause such stock prices to fluctuate over relatively short periods of time. Readers of this Prospectus are cautioned not to put undue reliance on "forward looking" statements which are, by their nature, uncertain as reliable indicators of future performance.

        Successfully addressing the factors discussed above is subject to various risks described in this Prospectus, as well as other factors which generally affect the market for stocks of development stage, high technology companies. These factors could affect the price of DBSI's stock and could cause such stock prices to fluctuate over relatively short periods of time.

Impact of the Year 2000 Issue

        The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's, or its suppliers' and customers' computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. In the Company's assessment, because the Company's and its subsidiaries' information systems are primarily comprised of recently purchased personal computers and software, the Company does not believe that the Year 2000 Issue will materially affect its operations.

        In addition, in developing the E-SAT System, the Company will be relying on vendors to, among other things, manufacture the Little LEO satellites, launch the Little LEO satellites, manufacture the RTU and build the E-SAT infrastructure including the control stations which are Y2K compliant. The Company has entered into contracts with several vendors to develop the E-SAT System, and, an assessment has been made as to their Year 2000 compliance. As part of ongoing contract negotiations, the Company will request and determine the vendors' Year 2000 readiness. In the event that it is determined that a key vendor will not be Year 2000 compliant, this may have an adverse effect on the Company's business plans.

                                           BUSINESS

        This discussion, other than the historical financial information, may consist of forward-looking statements that involve risks and uncertainties, including quarterly and yearly fluctuations in results, the timely availability of new communication products, the impact of competitive products and services, and the other risks described in DBSI's SEC reports. These forward-looking statements speak only as of the date hereof and should not be given undue reliance. Actual results may vary significantly from those projected.

        DBSI   undertakes  no  obligation  to  publicly  update  or  revise  any forward-looking statements, whether as a result of new information, future events, or otherwise.

General

        DBSI was formed August 3, 1989, under the laws of the State of Delaware. DBSI is involved in designing and developing a data messaging service utilizing low earth orbit ("LEO") satellites. DBSI is developing its business primarily through its 20% interest in E-SAT, Inc., a Colorado corporation ("E- SAT") and through its subsidiary, Newstar Limited ("Newstar") and to a lesser extent through its second subsidiary, Global Energy Metering Service Inc. ("GEMS").

        DBSI, through its wholly-owned subsidiary, Newstar, proposes to construct, launch and operate a system (the "E-SAT System") utilizing six non-voice, non-geostationary mobile ("Little LEO") satellites to provide two-way, low-cost data messaging services worldwide. In March 1998, E-SAT was granted a license by the Federal Communications Commission ("FCC") to develop and operate the E-SAT System. (See "FCC Regulations".) DBSI's proposed development of the E-SAT System is intended to utilize the FCC license granted to E-SAT.

        With DBSI's technology, these Little LEO satellites are capable of collecting and transmitting data at regular intervals from fixed devices such as meters (i.e., electric/gas meters on homes and buildings, vending machines, stream gauges, etc.) at a cost substantially less than manually retrieving the information. Meters equipped with DBSI's designed Remote Terminal Units ("RTU") will allow Little LEO satellites to retrieve data from the meters, store such data, and forward the data at specified times to an earth station to be processed, validated and delivered to the customer. DBSI intends to provide data messaging services for the energy industry including gas and electrical utilities and water agencies, as well as for vending machines, heavy equipment usage, and environmental monitoring, worldwide.

        Our goal is to provide low-cost data messaging services using Little LEO satellites to enable businesses to economically gather data from fixed devices located in remote and hard-to-access locations. With the emergence of automatic meter reading ("AMR") and the deregulation of the utility industry, one of DBSI's target markets is the electric and natural gas utilities, particularly their high-cost-to-read metering segment which historically required such "meter reading" to be conducted by utility personnel. This labor intensive activity presents logistical issues such as (i) significant travel time to a meter site;
(ii) rugged terrain; (iii) physical risk; (iv) restricted sites; (v) environmental issues; and (vi) mis-reads requiring additional site visits, all of which can contribute to higher costs for utilities.

        Other target markets include vending machines, where numerous machines could be monitored for stock and coin levels; heavy equipment usage, where heavy equipment could be monitored worldwide for in-use time, mileage and maintenance scheduling; and environmental monitoring, where plant waste discharge, streams, lakes or air could be continuously monitored for pollutants, volume, etc.

        DBSI began business operations by purchasing interests in direct broadcast satellite licensees. in the past, DBSI has had an interest in Direct Broadcast Satellite Corporation which was subsequently acquired by EchoStar Communications Corporation ("EchoStar"). In addition, DBSI had an equitable interest in Continental Satellite Corporation. During 1997, DBSI sold its last indirect interest in a direct broadcast satellite licensee and settled litigation involving DBSI's equitable interest in another direct broadcast satellite licensee.

        Prior to its involvement with E-SAT, DBSI was developing hardware and software for data collection and transmission. DBSI has conducted proof-of-concept demonstrations with utility companies to determine the effectiveness and viability of Little LEO satellites to collect and transmit data from fixed devices. DBSI has also been evaluating rocket and satellite vendors in anticipation of acquiring an FCC license to operate a Little LEO satellite system. As a result of these efforts, DBSI had identified several potential prime contractors to construct the LEO satellites and a launch service provider to lift the satellites into their intended orbit. (See "Satellite Constellation".)

Ownership Interest in E-SAT

        E-SAT was incorporated in 1994 and is owned 20% by DBSI and 80% by EchoStar. E-SAT was formed for the purpose of acquiring an FCC license to develop, construct and operate a Little LEO satellite system. Since E-SAT's formation, DBSI has had negotiations with EchoStar to restructure E- SAT in order to allow DBSI to acquire a majority interest in E-SAT. If and when DBSI acquires a controlling interest in E-SAT or the FCC license, DBSI, through its subsidiary Newstar, will assume full responsibility for the development, launching and operation of the E-SAT System and the marketing of its transmission capacity through joint ventures with other partners. In light of the recent satellite construction and launch services agreements entered into by DBSI, DBSI is actively negotiating with EchoStar regarding the future development rights of the FCC license and the E-SAT System. However, despite several months of negotiations, no agreement has been entered into. No assurance can be given that DBSI will be able to purchase a controlling interest in E-SAT or enter into a leasing or other arrangement with E-SAT on terms deemed acceptable to us. Further, any proposed acquisition of a controlling interest in E-SAT will be subject to FCC approval.

        In the event that DBSI cannot acquire a controlling interest in E-SAT or otherwise acquire the rights to utilize E-SAT's FCC license, DBSI will continue to have a minority interest in E-SAT and be subjected to the limitations inherent in such a position. Furthermore, DBSI's percentage of ownership in E-SAT may be subject to dilution if DBSI cannot meet E-SAT's future funding requirements. The total capital requirements for the E-SAT System's proposed data transmission system, including the anticipated six satellites and other start up costs, is estimated to be approximately $111 million. For the years ended December 31, 1998 and 1997, DBSI funded E-SAT expenses of $407,292 and $385,671, respectively. These amounts represent greater than 20% of E-SAT's total expenditures for those years and includes advances made by us on behalf of EchoStar. No assurance can be given that DBSI will have sufficient resources to meet the financial requirements of E-SAT to maintain DBSI's current equity interest in E-SAT.

        In addition, if an agreement with EchoStar is not achieved, DBSI's business plans set forth in this Prospectus may have to be curtailed or suspended. There is also the possibility that DBSI would be unwilling or unable to proceed with DBSI's development plans as currently described below. This might result in DBSI's inability to proceed with DBSI's current satellite construction and launch agreements. Any cancellation or significant revision of these contracts could result in substantial costs to DBSI.

Little LEO Satellite Technology Development

        The technology of using Little LEO satellites has been in existence for over 40 years and has been used extensively in weather satellite applications worldwide. However, the commercial use of Little LEO satellites is in its development stage.

        GEMS, a wholly-owned subsidiary of DBSI, was formed in December 1994 to develop commercial service applications utilizing Little LEO satellite technology. A previous company, JPS Systems, Inc. ("JPS") had been working on this technology and, in 1995, the business of JPS was consolidated with GEMS and JPS was dissolved as a corporate entity. During the two years prior to consolidation, JPS developed the basic technology of collecting and transmitting data remotely by Little LEO satellites. JPS conducted a proof-of-concept trial for Pacific Gas & Electric Co. in California, in which data from several natural gas wellhead meters was collected and transmitted by Little LEO satellites to the customer. This trial was completed in April 1995 and led to the development of a plan for GEMS to provide automatic meter reading solutions for hard-to-access meters owned by utility companies as well as collection and transmission of data from other fixed devices. This plan is intended to provide utility and petroleum industries worldwide with remote data collection and transmission capabilities utilizing Little LEO satellite technology. Subsequently, a series of proof-of-concept demonstrations were conducted in conjunction with ABB Power T&D Company, Inc. ("ABB"), in which prototype satellite radios (RTUS) and electric meters were installed at 34 electric utilities in the continental U.S. and two international utility companies in South America and Canada. Typical trial demonstrations lasted for a 30 day period, and the demonstrations were completed in late 1997. These early trials utilized the Argos System, a satellite location and data collection system operated and controlled by the Centre National d'Etudes Spatiales (France) and the National Oceanic and Atmospheric Administration ("NOAA").

        We also had an agreement with North American CLS, Inc. ("NACLS"), which provided access to a limited amount of Little LEO satellite capacity for trials of DBSI's AMR applications utilizing the Argos System. In 1996, GEMS received a purchase order for Little LEO transmitters that could be used with the Argos System as part of its overall development of a satellite transmitter integrated with an electronic utility meter from ABB. DBSI's agreement for use of the Argos System expired on December 31, 1997, and in March 1998, NOAA established new criteria which limits future commercial use of the Argos System and effectively prohibits us from using the Argos System. The expiration of the NACLS agreement and the future limits on use of the Argos System have caused GEMS and ABB to suspend the purchase order. Although DBSI and ABB intend to pursue the use of the LEO satellite technology for use in ABB's meters, no assurances can be given that the purchase order will be reinstated or whether the terms of any future purchase order will be acceptable to DBSI.

The E-SAT System

        DBSI is focusing its technology development on the E-SAT System. The E-SAT System will consist of the following: six Little LEO satellites; a Mission Control Center (to manage data flow); a Satellite Control Center (to handle telemetry, tracking and control of the satellites); an Earth Station (serving as the network control center); a Ground Support Network (to distribute data to customers); and numerous RTU's (transmitting data to the satellites). The E-SAT System has been designed to provide low cost messaging services worldwide for use primarily by industrial/commercial customers. The E- SAT System is specifically suited for the projected service markets and is intended to provide low-cost and reliable service for those markets.

        The primary service of collection and transmission of data from fixed devices such as meters located in remote locations is accomplished by periodic readings of utility company meters over a wide geographical region by E-SAT's satellites. An RTU, integrated with the utility meter, will electronically transmit the relevant data in digital form to E-SAT's satellite which stores the collected data to be forwarded to the Earth Station. The Mission Control Center will provide overall operational control of the collection and retrieval of data, and will interface with the Earth Station and the Satellite Control Center which will provide overall operational control of the satellites. Based on the current design, E- SAT estimates that these satellites will operate for a period of five years. Although metropolitan and urban or suburban areas can benefit from the E-SAT System, the E-SAT System will be especially advantageous in providing meter reading functions in remote, rural and low population density areas, eliminating the costly need of routine visits by utility personnel. Similar advantages could be realized with numerous vending machines, residential propane gas tanks or remote environmental monitoring.

        The E-SAT System will be transmitting non-voice data in short data transmissions and will not be designed for transmitting data that requires real-time or near real-time communications. As a result, the System's infrastructure is expected to be simpler and less costly than those Little LEO systems offering real-time data information services. The E-SAT System will also incorporate emergency back-up systems.

CDMA/DSSS Technology

        Due to the continuing growth of electrical and electronic equipment, such as personal paging systems that incorporate wireless communication technology, the radio frequency spectrum has become crowded or "noisy". Commercial applications demand the communication system transmit data reliably and accurately. This objective is harder to achieve with conventional solutions because of numerous wireless systems creating more noise in the frequency bands of operation. To minimize the impact of noise and interference on the data being transmitted, the E-SAT System will use Code Division Multiple Access/Direct Sequence Spread Spectrum ("CDMA/DSSS") modulation techniques. CDMA/DSSS will enable the E-SAT System to function well in a noisy radio frequency environment and achieve its particular data transmission objectives.

        With most conventional modulation techniques, energy concentration is maximized for a narrowband transmission channel. While narrowband transmission normally uses a single carrier channel, the transmitted signal must be strong enough to be recognized over the background noise. Therefore, RTU's operating in a narrowband channel must have relatively high power capability. CDMA/DSSS spreads the data signal over the entire band of operations reducing the power required by an E-SAT RTU to transmit data to a satellite. E-SAT is presently the only commercial Little LEO system to implement CDMA/DSSS in its communications design. DBSI believes CDMA/DSSS is a strategic advantage over competing systems to effectively transmit data messages.

        In operation, the E-SAT System would assign each RTU with an individual and a group identification number. All individual and group transmissions between the RTU and the LEO satellite would be managed by the Mission Center based on a predetermined schedule. The receiver on each E- SAT satellite will store the incoming code stream over the entire frequency band of operation and forward that code stream to the Earth Station as it passes over. Signal processing performed at the Mission Center regenerates the original RTU data messages by digitally screening out unwanted background noise signals. This schedule would be synchronized with the Satellite Control Center so that each satellite can download collected data and receive new instructions as it passes over the Earth Station. The total time of connectivity scheduled between a group of RTU's and a satellite will be optimized by the number of RTU's in any particular group.

Satellite Constellation

        The initial constellation to be launched in the E-SAT System will consist of six satellites. DBSI's plans are to initially launch three satellites on a single launch vehicle in a circular, near polar orbit at an altitude of approximately 550 miles and a 99 degree inclination angle. At this altitude, there will be fourteen revolutions per satellite per day. After the initial three satellites are deployed and become operational, and the system is established, an additional three satellites will be deployed in a second near polar orbital plane within FCC guidelines. The Little LEO satellites will be almost constantly illuminated by the sun, thereby significantly reducing battery usage. Supplemental battery power will be required only for power load leveling, occasional brief eclipse periods and contingencies.

        In August 1998, DBSI and Matra Marconi Space France s.a. ("MMS") entered into a non-binding memorandum of understanding to engage and appoint MMS as prime contractor for the design, construction, delivery and launch support services of six Little LEO satellites. Further, in August 1998, the Company and SAIT Radio Holland SA ("SAIT") entered into a non-binding letter of intent to explore an arrangement dealing with SAIT as the main contractor for the engineering, development and provision of hardware and software for E-SAT's RTU's. In the latter part of September 1998, DBSI and MMS mutually agreed to terminate their non-binding memorandum of understanding. DBSI engaged SAIT to perform studies on antennas for the proposed RTU, develop and test RTU prototypes, and assist in RTU design in anticipation of manufacturing RTU's for us. The letter of intent with SAIT expired under its terms on November 23, 1998. No assurance can be given that DBSI and SAIT will enter into a contract to manufacture the RTU.

        On December 15, 1998, DBSI and Alcatel Space Industries ("Alcatel") entered into a Memorandum of Understanding ("MOU") and an Authority to Proceed ("ATP") pursuant to which Alcatel would become the prime contractor for the design, construction and delivery into orbit of the E- SAT System satellites. DBSI and Alcatel are currently negotiating a definitive construction agreement. Upon signing the MOU and ATP, DBSI paid $1,000,000 to Alcatel to commence project work. DBSI made two additional payments of $500,000 each to Alcatel in January and February of 1999. The MOU expired on March 15, 1999, while the ATP was extended to and completed on April 15, 1999. At this time, both companies are continuing to negotiate a final contract. Although DBSI believes a definitive agreement will be reached with Alcatel, there can be no assurance that such will be the case. If no final agreement is reached, DBSI would have to find some other company to be the prime contractor for the E- SAT System.

        On March 31, 1999, DBSI entered into a contract with Surrey Satellite Technology Ltd. of the U.K. ("SSTL") to design and construct the six satellites for the E-SAT System. The construction contract includes SSTL providing designing, developing, manufacturing, and testing the E-SAT microsatellites. The contract contains provisions whereby SSTL will provide integration support with other satellite sub-systems and will provide launch and early operation support once the satellites are placed into orbit. The contract has a term of two (2) years.

        DBSI previously entered into a launch reservation agreement with Eurockot Launch Services GmbH ("Eurockot"). On March 31, 1999, DBSI entered into a formal launch service agreement with Eurockot. The first three satellites, when constructed, are expected to be launched on a single Eurockot launch vehicle. Under the terms of the launch service agreement, Eurockot reserved for E-SAT a launch opportunity on a launch vehicle at the Plesetzk, Russia launch site for two dedicated, triple satellite launches.

Investment in Seimac Limited

        In November 1995, DBSI purchased a 20% equity ownership interest in Seimac Limited ("Seimac"), a privately-held Canadian satellite radio design and manufacturing company. On April 30, 1998, DBSI sold its interest in Seimac for $200,000 in cash and cancellation of $51,417 of debt owed to Seimac.

FCC Regulations

        All commercial non-voice, non-geostationary mobile-satellite service "NVNG-MSS" or "Little LEO" such as E-SAT's satellites in the U.S. are subject to the regulatory authority of the FCC. Little LEO operators must obtain authorization from the FCC to launch and operate their satellites and to provide permitted services in assigned spectrum segments.

        In November 1994, E-SAT filed an application with the FCC for a license to develop a commercial Little LEO satellite system for data collection and
transmission.   E-SAT  was  one  of  five  applicants  requesting  approval  for essentially the same frequency band but proposing a different use. The five applicants mutually agreed upon a spectrum sharing plan (the "Joint Proposal") which requires the applicants to share an uplink and downlink frequency band with other satellite systems. In October 1997, the FCC released a Report and Order which concluded that with use of appropriate transmission techniques, proper system coordination, the time-sharing of frequencies and the adoption of the Joint Proposal, there was sufficient spectrum to license all five applicants. Thereafter, E-SAT filed an amendment conforming its application to the guidelines adopted by the FCC Report and Order which, ultimately, resulted in the FCC's approval of E-SAT's application.

        On March 31, 1998, the FCC approved E-SAT's application for a Little LEO satellite license. Under the license, E-SAT is authorized to launch and operate six Little LEO satellites to provide a two-way, low-cost messaging service in the U.S. in the 148-148.905 MHz for service and feeder uplinks, and the
137.0725-137.9725 MHz frequency band for service and feeder downlinks. E-SAT will operate in the other 355 kHz of the 148-148.905 MHz band on a co-frequency basis with LEO One, Final Analysis and ORBCOMM. In the downlink direction, E-SAT will operate in the band 137.0725-137.9275 MHz co-frequency with NOAA satellites, ORBCOMM and Final Analysis. E-SAT is obligated to coordinate with the other U.S. Little LEO licensees and NOAA, coordinate internationally and engage in consultations as required by Article 14 of the INTELSAT Agreement and
Article 8 of the Inmarsat Convention.

        In E-SAT's application to the FCC for a license to operate the E-SAT System, EchoStar represented that it has the financial ability to meet the estimated cost of construction, launch and first year operation of the first two satellites of the E-SAT System. Pursuant to E-SAT's license, unless extended by the FCC for good cause, E-SAT must commence construction of the first two satellites by March 1999, complete construction by March 2002 and launch by September 2002. The remaining four satellites must commence construction by March 2001, complete construction by March 2004 and launch by March 2004. DBSI believes that the contract with Surrey Satellite Technology, Ltd. represents the commencement of satellite construction and satisfies the initial FCC requirement that satellite construction commence on or before March 31, 1999. By letter dated April 18, 1999, DBSI's representative notified the FCC of this achievement. To comply with the requirements of the FCC license, DBSI is currently negotiating with Alcatel for the design and development of the E-SAT satellites, however, no contract has yet been entered into. (See "Satellite Constellation".) In the event E- SAT fails to meet these and other specified conditions, absent any modification of terms by the FCC, E- SAT could jeopardize its license with the FCC.

International Regulations

        The E-SAT System operates in frequencies that are allocated on an international basis under the authority of the International Telecommunications Union ("ITU"). The U.S., on behalf of various Little LEO service providers, pursued international allocations of additional frequencies for use by Little LEO systems. In addition to cooperation through the FCC, E-SAT will be required to engage in international coordination with respect to other satellite systems under the auspices of the ITU. The coordination process is initiated by the filing of technical information about each system by the government of the country in which the system is seeking a space segment license. For E-SAT, that country is the United States of America. Through the filing of this information, other counties have the opportunity to identify whether they seek to coordinate their systems with the newly filed system. During coordination, some systems may be required to revise their operating parameters or geographical coverage. In E-SAT's case, two filings cover its system. One filing was originally made at the request of another U.S. system which had certain transmission parameters similar to E-SAT's. The second filing included the specific characteristics of E-SAT, along with those of the other applicants in the FCC's second round Little LEO licensing proceeding. The first filing has progressed in the ITU process through successful coordination with a number of countries. When coordination is successfully completed with all countries that requested coordination, the system is "notified" to the ITU and is placed in the Master Register of satellite systems. The FCC has advised E-SAT that it may use the earlier filing, if it chooses, or may use the later filing. E-SAT is working with the FCC to complete the necessary coordination as well as to update both the first and second ITU filings with the modified characteristics. While it is not anticipated that the filing of modified characteristics will result in additional technical coordination beyond those already completed or requested, there can be no assurance that the E-SAT System will successfully complete the international coordination process, most countries seek to accommodate satellite systems of other countries and historically, virtually all coordination requests are ultimately successful. However, any delays in obtaining international satellite coordination would result in delays in offering messaging services outside the U.S. The United States permits its licensed systems to be implemented even when the coordination process has not been completed. In addition, E-SAT must receive operational authority called "landing rights" from each of the foreign countries in which it proposes to provide services. DBSI intends to utilize international distributors or licensees of each country to obtain such authority. In the event DBSI is unable to obtain authority to offer its service in a particular country or region, this may have a material adverse affect on its business plans and operations.

Potential Markets

        Our goal is to provide low cost data messaging satellite services worldwide using the Little LEO satellite technology. DBSI believes that E-SAT's two-way, low cost data messaging services will reduce costs for customers by providing a more efficient and reliable retrieval of data because the E-SAT System (i) has a lower infrastructure cost and (ii) transmits data using CDMA/DSSS technology which provides greater capacity than channelized systems and allows transmissions within the background noise in the radio frequency environment. DBSI expects to be able to offer its data messaging services at cost lower than manual retrieval systems or other Little LEO satellite operators who may have much greater capital cost structures.

        We envision a customer base comprised of investor owned utilities, rural electric membership co-operatives, municipalities and other publicly owned utilities, electric holding companies, meter data management agents, meter manufacturers, local public works agencies and others that have dispersed operations and may require aggregate billing services. It is the rural and hard-to-access meter segment that DBSI will initially focus its marketing efforts. DBSI intends to develop communication products to integrate into metering equipment and will provide an associated automatic reading data service to include remote data collection, validation, formatting and electronic delivery to the customer.

        Utility Meters. The utilities industry is faced with increasing competition, strict regulation of power generation facilities, and an increasing cost of operations. DBSI believes that the E-SAT System will provide a cost effective two-way communication path to hard-to-access gas and electric meters. There are over 150 million electric meters in the U.S. and the 103rd edition of the Directory of Electric Power Producers lists 198 investor-owned electric utilities, 1,818 electric municipalities, 922 rural cooperatives and numerous holding, governmental and public works, agencies. Three principal objectives used by utilities when evaluating automatic meter reading services include proficiency to reduce meter reading expense, ability to address hard-to-read locations, and contribution to improving customer service. DBSI believes its planned data messaging services will address these needs.

     Natural Gas Wells. The natural gas industry is regulated by the U.S. Department of Transportation. Many utilities have had to divest its pipeline and wellhead assets. There are 111 investor owned natural gas companies operating throughout the U.S. (Pennwell Publications). It is estimated that more than 285,000 well heads exist throughout the U.S. There is over 300,000 miles of interstate pipeline connected to a 1.2 million-mile natural gas gathering and distribution network serving over 160 million gas service meters throughout the U.S. Collecting data from these fixed locations is another service DBSI intends to provide.

        Environmental and Agriculture. Environmental monitoring is becoming increasingly important as foreign, U.S. federal, state, and local governments are closely monitoring air, water, and waste disposal sites. The waste disposal industry, faced with an increased public awareness of pollution problems, must monitor the quality of its waste disposal efforts through readings of air quality and water quality, temperature, and flow-rates from multiple points. In addition, DBSI believes that existing irrigation systems for agricultural and land management applications will benefit significantly from E- SAT System's monitoring and remote control services.

        Vending Machines. The E-SAT System is also designed to remotely communicate with stand-alone equipment, such as vending machines. This remote communications capability is expected to increase the efficiency of the personnel servicing the vending machines, and has the potential to increase sales for those companies. For example, a soda distributor tracks the contents of each soda vending machine, thus allowing the soda truck driver to know exactly which kind and quantity of soda to bring to refill the vending machine. As of 1997, in the U.S. there were approximately 6.9 million vending machines owned and operated by independent vending machine companies (Vending Time Census of Industry Issue 1998).

Competition

        Competition in the communications industry is characterized by rapid change with new technologies and entrants vying for a currently increasing customer base. Industry participants are forming alliances and integrating networks to provide a broad range of services to the marketplace. The communications capabilities provided by the Little LEO industry will create a low-cost source of global mobile data services. In addition to E-SAT, there are three other FCC licensed commercial Little LEO satellite operators (Orbcomm, LeoOne, and Final Analysis). A fifth Little LEO operator is Volunteers In Technical Assistance ("VITA"), a non-profit organization established to transmit humanitarian/emergency data and is not deemed to be a competitor to DBSI.

        Our competitors are all attempting to serve multiple markets such as cargo and vehicle mobile asset tracking, monitoring and remote control personal communications services, emergency services and transaction processing. By choosing to address markets requiring near real time inter-connectivity, DBSI's competitors (excluding VITA) will launch a constellation of between 26 to 48 Little LEO satellites and will have many earth stations located throughout the U.S. and the world. These Little LEO systems are much more costly and complex compared to the E-SAT System. DBSI believes the RTU's designed for other Little LEO operators are more expensive and require more power to operate than E- SAT's RTU's. DBSI believes that the lower uplink power requirement for an E-SAT RTU will give E- SAT System a cost competitive advantage when targeting fixed device applications.

        A number of competitors are currently developing proposals to implement AMR services at electric and natural gas utilities throughout the U.S. Other proposed AMR technology solutions include terrestrial wireless radio technologies such as Specialized Mobile Radio, Cellular and Multiple Address Service licenses, unlicenced radios operating under Part 15 of the FCC Regulations, and hard wired technologies such as telephone, fiber optics, cable and power line carriers. While terrestrial wireless technology may be cost effective in densely populated urban areas, it may not be cost effective to implement in rural and hard-to-access areas; and it is in these niche market locations that DBSI intends to compete effectively by utilizing E-SAT System's satellite technology.

Employees

        As of March 31, 1999, DBSI had nine full-time employees. The Company considers its relationship with its employees to be good.

                                           PROPERTY

        DBSI and its subsidiaries have leased 3,287 square feet at a monthly rate of $8,574, for their principal offices at 100 Shoreline Highway, Suite 190A, Mill Valley, California, on a three year lease which expires on March 1, 2000.

                                          MANAGEMENT

Directors and Executive Officers of DBSI

        The present directors, executive officers, and key employees of DBSI, their ages, positions held in DBSI, and duration as such, are as follows:



Name                    Position                              Age               Period
----------------------- ------------------------------------  --------- --------------------------


Fred W. Thompson        Chairman of the Board, President,     56        December 1992 - present
                        Chief Executive Officer, and
                        Chief Financial Officer                         November 1993 - present
----------------------- ------------------------------------  --------- --------------------------


Michael T. Schieber     Director, Secretary                   59        December 1992 - present
----------------------- ------------------------------------  --------- --------------------------


E. A. James Peretti     Director, Chief Operating Officer     56        February 1996 - present
----------------------- ------------------------------------  --------- --------------------------


H. Tate Holt            Director                              47        February 1996 - present
----------------------- ------------------------------------  --------- --------------------------


Jerome W. Carlson       Director                              62        May 1997 - present
----------------------- ------------------------------------  --------- --------------------------


Jessie J. Knight, Jr.   Director                              48        February 1999 - present

Gregory T. Leger        Executive Vice President                        March 1998 - present
                        Engineering
                                                              43
----------------------- ------------------------------------  --------- --------------------------


Frederick R.            Vice President, Business              37        August 1995 - present
Skillman, Jr.           Development
----------------------- ------------------------------------  --------- --------------------------


        DBSI adopted staggered terms for its Board of Directors at its 1996 Annual Stockholders Meeting. Messrs. Thompson, Peretti and Knight will serve until the 1999 annual meeting of stockholders or until their successors have been elected; Mr. Carlson will serve until the 2000 annual meeting of stockholders or until his successor has been elected; and Messrs. Schieber and Holt will serve until the 2001 annual meeting of stockholders or until their successors have been elected. The Board of Directors does not have a standard arrangement for compensation, but has in past received, stock options as compensation.

Business Experience

        The following is a brief account of the education and business experience during at least the past five years of each director, executive officer, and key employee, indicating the principal occupation and employment during that period, and the name and principal business of the organization in which such occupation and employment were carried out.

        Fred W. Thompson, serves as Chairman of the Board, President, and CEO of the Company. He has over thirty years experience in the telecommunications industry. From 1983 to 1986, Mr. Thompson managed Inter Exchange Consultants, Inc., a company he founded, providing management, design and engineering services for initial cellular telephone operations in New York City, San Francisco, Los Angeles and other major cities in the U.S. From 1986 to 1990, Mr. Thompson devoted his time to consulting on various telecommunication matters as an independent contractor. His career of over 20 years with AT&T included various management positions in the Long Lines Department, Western Electric Company, Bell Labs and with several operating telephone companies. Mr. Thompson received a BS degree in Electrical Engineering from California Polytechnic.

        Michael T. Schieber, Director, has served as a Director of the Company since December 1992. From 1987 to December 1992, Mr. Schieber was the Managing Partner of Amador Telecommunications and since 1990 has been a partner in Columbia Communications, both investors in nation-wide paging licenses. Mr. Schieber also holds minority interests in two Illinois cellular telephone licenses. He retired from the Department of Fisheries with the State of Washington in May 1993 where he had served as a civil engineer since 1984. He is also a retired Air Force Major and Command Pilot. Mr. Schieber received an MA degree in International Relations and Government from the University of Notre Dame, a BS in Engineering from the Air Force Academy, and a BA in Business from The Evergreen State College.

        E. A. James Peretti, Director, has served as Chief Operating Officer since August 1998, and was appointed in February 1996, as President and Chief Executive Officer of Global Energy Metering Service, Inc., a wholly-owned subsidiary of DBSI. Previously, Mr. Peretti served as President of Westinghouse Electric Supply Company (WESCO), a business unit of Westinghouse Electric Corp. He also served as a Vice President and officer of Westinghouse Electric Corp. During his 30 year tenure with WESCO, Mr. Peretti also held positions as Vice President and General Manager of its Pacific Division. Mr. Peretti holds a BS degree from Purdue University in Electrical Engineering and a MBA from the University of Hawaii.

        H. Tate Holt, Director, appointed in February 1996, is currently President of Holt & Associates, a growth management consulting firm, and has held that position since July 1990. Previously, from 1987 to 1990, Mr. Holt was a Senior Vice President at Automatic Data Processing, Inc. in Roseland, New Jersey and Santa Clara, California. Mr. Holt has over twenty years of experience in various senior sales, marketing and general management positions with IBM, Triad Systems, and ADP. He has participated in major restructuring and strategic planning in these and other companies. Since 1990, Holt & Associates has assisted its clients in developing and achieving aggressive growth targets, both domestically as well as internationally. Mr. Holt is also an active director of several private and publicly traded companies including Onsite Energy. Mr. Holt holds an AB from Indiana University.

     Jerome W. Carlson, Director, appointed in May 1997, is currently President of Raljer, Inc., management consulting firm, and has held that position since January 1995. Previously, from 1984 to 1995, Mr. Carlson was the Chief Financial Officer, Vice President of Finance and Corporate Secretary for Triad Systems Corporation in Livermore, California. Mr. Carlson has over twenty years experience in both finance and general management positions with Hewlett Packard. Since 1995 he has assisted a number of businesses in developing and achieving certain strategic and tactical goals in their industries. Mr. Carlson is a director of Valley Community Bank and Tri-Valley Business Council, as well as director and advisor for several private companies. He holds a BS degree from the University of California at Davis and an MBA from the Stanford Graduate School of Business.

        Jessie J. Knight, Jr., Director, appointed in February 1999, was a Commissioner of the California Public Utilities Commission from 1993 through December 1998. Appointed by former Governor Peter Wilson, he was one of five individuals responsible for economic and regulatory oversight of California's $52 billion telecommunications, utility, trucking and rail industries. Before his appointment to the Commission, he was Executive Vice-President of the San
Francisco Chamber of Commerce, responsible for international operations, economic development and attracting businesses to San Francisco. He also served as Vice-President, Marketing for the San Francisco Newspaper Agency, a $400 million publishing operation encompassing the San Francisco Chronicle and the San Francisco Examiner. Mr. Knight is a director of Blue Shield of California and has been nominated to serve on the board of directors of Avista, Inc. Mr. Knight holds a BA degree from St. Louis University and an MBA from the University of Wisconsin.

        Gregory T. Leger, Executive Vice President Engineering, joined the Company in March 1998. Mr. Leger is responsible for the design and construction of the E-SAT System. Mr. Leger has over nine years' experience in engineering systems, management, business planning, marketing and proposal preparation with strong analytical and negotiating skills. Most recently and for the past five years, Mr. Leger was employed by Seimac Limited, as its Product Development Manager, where he combined business development activities with technical and project leadership to provide customers with solutions encompassing electronics data telemetry, software and packaging. Mr. Leger received his BS degree in Physics at Dalhousie University, Canada, his MS degree in Oceanography at
Dalhousie University, and a degree in Master Space Systems Engineering at Technical University of Delft, Netherlands.

        Frederick R. Skillman, Jr., Vice President Business Development, joined the Company in August 1995. Mr. Skillman manages the business case development and oversees the marketing and the sales activities for the Company. Mr. Skillman has been working in the utility industry for 14 years, with extensive utility operating experience, contract administration, product development, project management and direct line supervision. Prior to joining the Company, Mr. Skillman worked for Pacific Gas & Electric ("PG&E") for eleven years. During his tenure at PG&E, Mr. Skillman was an electrical engineer for the initial AMR system installed for PG&E in Marin County, California. Mr. Skillman holds a BS degree in Electrical Engineering from California Polytechnical State University, and an MBA degree from the University of San Francisco.

Committees of the Board

     The Board has an audit committee consisting of Messrs. Schieber, Carlson, and Peretti, a nominating committee consisting of Messrs. Holt, Carlson and Thompson, and a compensation committee consisting of Messrs. Schieber and Carlson.

        The primary functions of the audit committee is to review the scope and results of audits by the Company's independent auditors, the Company's internal accounting controls, non-audit services performed by the independent accountants and the cost of accounting services.

        The nominating committee assists in the process of officer and director nominations.

        The compensation committee administers the Company's various stock option plans and approves compensation, remuneration and incentive arrangements for officers of the Company.

Family Relationships

        There are no family relationships between any director, executive officer.

                                    EXECUTIVE COMPENSATION

        The following table provides certain summary information concerning compensation of DBSI's Chief Executive Officer and each employee of DBSI or its subsidiaries who earned in excess of $100,000 for the year ended December 31, 1998.



                                      SUMMARY COMPENSATION TABLE


                                                                          Long-Term
                                         Annual Compensation             Compensation


                                                             Other        Securities
Name and                                                    Annual        Underlying      All Other
Principal Position     Year      Salary       Bonus    Compensation(1)     Options      Compensation
--------------------- ------ ---------------- -------- ---------------- -------------- ---------------


Fred W. Thompson        1998    $ 180,000     $20,000           $ 8,005       - 0 -       $235,691(2)
Chief Executive         1997    $ 180,000(3)  -  0  -           $ 6,705     185,000
Officer                 1996    $ 180,000(4)  -  0  -           $ 4,245     312,500



E.A. James Peretti      1998    $ 155,000     -  0  -           $ 2,576       - 0 -
Chief Operating         1997    $ 155,000     -  0  -           $ 3,732     150,000
Officer                 1996    $ 155,000     -  0  -          $    971     375,000

Randall Smith           1998    $   72,917    -  0  -           $ 1,798       - 0 -        $ 52,083 (5)
Former Executive VP     1997    $ 125,000     -  0  -           $ 2,385      87,500
GEMS                    1996    $ 125,000     -  0  -           $ 2,216     125,500


Gregory T. Leger        1998    $   93,230    $20,000           $ 1,914     125,000
Executive VP

  Frederick R. Skillman,   1998          $ 110,000           -  0  -                       $  2,512             - 0 -
  Jr., Vice-President
-------------------------------------------------------------------------------------------------------


(1)  Consists entirely of payment of insurance premiums.
(2) Represents $27,691 of pay in lieu of vacation and $208,000 of compensation deferred in 1996 and 1997.
(3) $80,000 paid in cash, $100,000 deferred pursuant to his employment agreement.
(4) $72,000 paid in cash, $108,000 deferred pursuant to his employment agreement. (5) In July 1998, DBSI agreed to a severance package with Mr. Smith consisting of $125,000 in cash payments to be made through July 1999 (of which $52,083 was paid in 1998) and the immediate vesting of all of Mr. Smith's unvested stock options.

Employment Agreements

        Mr. Thompson entered into an employment agreement with DBSI on April 18, 1996, effective January 1, 1996. His annual salary under the agreement is $180,000, and includes non-qualified stock options to purchase 312,500 shares of DBSI's Common Stock. In October 1998, DBSI paid Mr. Thompson the amount of $208,000 related to his previously deferred compensation through December 31, 1997.

DBSI maintains a key person insurance policy on Mr. Thompson's life in the face amount of $2,000,000, and is the sole beneficiary of such policy.

        DBSI also entered into an employment contract with E.A. James Peretti, Chief Operating Officer of DBSI and CEO of GEMS. Mr. Peretti's agreement includes an annual salary of $155,000 and non-qualified stock options to purchase 375,000 shares of Common Stock.

        Effective March 1, 1998, DBSI entered into a three-year employment agreement with Mr. Gregory T. Leger to serve as Executive Vice President
Engineering. Under the employment agreement, Mr. Leger's annual salary is $120,000. He also received $20,000 upon the execution of the agreement and received an additional $20,000 in March 1999, as a bonus. Mr. Leger also received an option to purchase 125,000 shares of DBSI Common Stock subject to vesting requirements.

Stock Option Plans

        DBSI has established the 1998 Stock Option Plan (the "1998 Plan") which was approved by the stockholders in May 1998 to serve as a vehicle to attract and retain the services of key employees and to help such key employees realize a direct proprietary interest in DBSI. The 1998 Plan provides for the grant of up to 500,000 non-statutory and incentive stock options. Under the 1998 Plan, officers, directors, consultants and employees of DBSI will be eligible for participation. The exercise price of any incentive stock option granted under the 1998 Plan may not be less than 100% of the fair market value of the Common Stock of DBSI on the date of grant. The aggregate Fair Market Value (determined as of the Grant Date) of the Stock for which Incentive Stock Options may first become exercisable by Optionee during any calendar year under this Plan, together with that of Stock subject to Incentive Stock Options first exercisable by such Optionee under any other plan of DBSI or any Subsidiary, cannot exceed $100,000. Shares subject to options under the 1998 Plan may be purchased for cash. Unless otherwise provided by the Board, an option granted under the Plan is exercisable for a term of ten years (or for a shorter period up to ten years). The 1998 Plan is administered by the Board of Directors and its Compensation Committee, which has discretion to determine optionees, the number of shares to be covered by each option, the exercise schedule, and other terms of the options. The 1998 Plan may be amended, suspended, or terminated by the Board, but no such action may impair rights under a previously granted option. Each option is exercisable only so long as the optionee remains employed by DBSI. No option is transferable by the optionee other than by will or the laws of descent and distribution. As of March 31, 1999, options to acquire 150,000 shares of Common Stock were outstanding.

        DBSI has established a 1996 Stock Option Plan (the "1996 Plan") to serve as a vehicle to attract and retain the services of key employees and to help such key employees realize a direct proprietary interest in DBSI. The 1996 Plan provided for the grant of up to 1,650,000 non-statutory and incentive stock options of which 860,236 were outstanding as of March 31, 1999. Under the 1996 Plan, officers, directors, consultants and employees of DBSI are eligible for participation. The exercise price of any incentive stock option granted under the 1996 Plan may not be less than 100% of the fair market value of the Common Stock of DBSI on the date of grant. The fair market value for which an optionee may be granted incentive stock options in any calendar year may not exceed $100,000. Shares subject to options under the 1996 Plan may be purchased for cash. Unless otherwise provided by the Board, an option granted under the 1996 Plan is exercisable for a term of ten years (or for a shorter period up to ten years). The 1996 Plan is administered by the Board of Directors and its Compensation Committee, which has discretion to determine optionees, the number of shares to be covered by each option, the exercise schedule, and other terms of the options. The 1996 Plan may be amended, suspended, or terminated by the Board, but no such action may impair rights under a previously granted option. Each option is exercisable only so long as the optionee remains employed by DBSI. No option is transferable by the optionee other than by will or the laws of descent and distribution.

        DBSI also has established three stock option plans to award certain employees, directors, and consultants with the opportunity to purchase DBSI's Common Stock. Under DBSI's 1993 Incentive Stock Option Plan ("1993 ISO Plan") options to purchase up to 69,644 shares of Common Stock were issued to eligible employees. Under the Non-Qualified Stock Option Plan for Non-Employee Directors ("Director's Plan") options to purchase up to 48,750 shares of Common Stock were granted to non-employee directors. Under the Non-Qualified Stock Option Plan for Consultants ("Consultant's Plan") options to purchase up to 14,625 shares of Common Stock were granted to certain consultants. As of March 31, 1999, options to acquire 24,875, 42,500, and 14,625 shares of Common Stock were outstanding under the 1993 ISO Plan, Director's Plan and Consultant's Plan, respectively.

                       OPTION GRANTS IN THE YEAR ENDED DECEMBER 31, 1998
                                       INDIVIDUAL GRANTS



                           Number of      % of Total Options
                          Securities      Granted to
                          Underlying      Employees in Fiscal   Exercise or Base
Name                    Options Granted   Year 1998             Price ($/SHARE)       Expiration
                             1998                                                     Date
--------------------- ------------------- --------------------- --------------------- ------------

Gregory T. Leger,         125,000                100%                   $.53              3/1/08
Executive Vice-President
 -------------------------------------------------------------------------------------------------
                                 FISCAL YEAR-END OPTION VALUE



                                      Number of Securities       Value(s) of Unexercised In-the-
                                     Underlying Unexercised      Money Options/SARs at FY
                                   Options/SARs at FY End (#)               End ($) *

                                    Exercisable/Unexercisable    Exercisable/Unexercisable
Name                              Options at December 31, 1998   Options at December 31, 1998
-------------------------------- ------------------------------- --------------------------------

Fred W. Thompson,                       312,612 / 204,388             $1,328,601/ $868,649
President, CEO


E. A. James Peretti,                    350,000 / 175,000            $1,487,500 / $743,750
CEO GEMS


 Gregory T. Leger                        65,000 /    60,000            $276,250 / $255,000
 Exec. VP

 Frederick R. Skillman, Jr.             50,000 /  100,000              $212,500 / $425,000
 VP
-------------------------------------------------------------------------------------------

* The value of unexercised in-the-money stock options is based on a per share price of $4.25 as quoted on the OTC Bulletin Board on December 31, 1998.

                            OPTION REPRICING SCHEDULE


                                                                                                       Length of
                                             Number of                     Exercise                    Original
                                             Securities    Market Price    Price at                  Optional Term
                                             Underlying    of Stock at     Time of         New       Remaining at
                         Effective Date       Options        Time of      Repricing     Exercise        Date of
Name                       of Reprice       Repriced (#)  Repricing ($)      ($)        Price ($)      Repricing
---------------------- ------------------- -------------- -------------- ------------  ----------- -----------------
Fred Thompson          December 31, 1997            4,375            $  .53        $1.58       $  .58         1 year
President              December 31, 1997            3,750               .53         1.58          .58         1 year
                       December 31, 1997            4,500               .53         1.58          .58        2 years
                       December 31, 1997            6,875               .53         1.58          .58        3 years
                       December 31, 1997          312,500               .53         1.44          .53        8 years
                       February 13, 1997            4,375              1.44         3.20         1.58        2 years
                       February 13, 1997            3,750              1.44         3.20         1.58        2 years
                       February 13, 1997            4,500              1.44         2.40         1.58        3 years
                       February 13, 1997            6,875              1.44         6.00         1.58        4 years
                       February 13, 1997          312,500              1.44         5.20         1.44        9 years

---------------------- ------------------- -------------- -------------- ------------  ----------- -----------------
Michael Schieber       February 23, 1998           37,500               .60         1.00          .60        9 years
Director               February 13, 1997            6,250              1.44         2.80         1.44        7 years
                       February 13, 1997           13,750              1.44         2.00         1.44        8 years
                       February 13, 1997            6,250              1.44         5.60         1.44        8 years
                       February 13, 1997           37,500              1.44         4.75         1.44        9 years
                       February 13, 1997           12,534              1.44         5.50         1.44        9 years
---------------------- ------------------- -------------- -------------- ------------  ----------- -----------------
James Peretti          December 31, 1997          375,000               .53         1.44          .53        8 years
Chief Operating        February 13, 1997          375,000              1.44         5.20         1.44        9 years
Officer
---------------------- ------------------- -------------- -------------- ------------  ----------- -----------------
Tate Holt              February 23, 1998           37,500               .60         1.00          .60        9 years
Director               February 13, 1997            7,808              1.44         5.50         1.44        9 years
                       February 13, 1997           75,000              1.44         4.75         1.44        9 years
---------------------- ------------------- -------------- -------------- ------------  ----------- -----------------
Jerome Carlson         February 23, 1998           75,000               .60         1.00          .60        9 years
Director
---------------------- ------------------- -------------- -------------- ------------  ----------- -----------------


Report on Repricing of Stock Options

        During calendar 1997 there was a substantial decrease in the market price of the Company's Common Stock due, in part, to regulatory delays in the approval of E-SAT's Little LEO satellite license application. As a result, the Compensation Committee repriced stock options in February and December of 1997. The repricing was done in an effort to retain the Company's quality employees and directors who had lost a significant portion of their financial interest in the Company because their options were "out of the money." In February 1997, the Company completed the first stock option repricing program for the Company's directors and employees in which stock options for 1,119,646 shares of Common Stock, originally issued with exercise prices ranging from $1.60 to $6.00 per share, were reissued with exercise prices ranging from $1.44 to $1.58 per share, which approximated the fair market value on the date of repricing. In December
1997,  DBSI  completed  a second  stock  option  repricing  program  for  DBSI's employees (including employee directors) in which stock options for approximately 1,135,726 shares of Common Stock, with exercise prices ranging from $1.44 to $1.58, were reissued with exercise prices ranging from $0.53 to $0.58 per share, which approximated the fair market value on the date of repricing.

        In February 1998, options to acquire 150,000 shares of Common Stock to non-employee directors were repriced from their original exercise price of $1.00 per share to $.60 per share which approximated the fair market value on the date of repricing. Directors maintained their original vesting schedules.

        Stock options are intended to provide incentives to DBSI's directors, officers and employees. The Board of Directors believes that such equity incentives are a significant factor in DBSI's ability to attract, retain and motivate directors, officers and employees who are critical to DBSI's long-term success. In repricing the stock options, the Board of Directors considered the fact that directors are not compensated for their services other than through stock options. Further, many of DBSI's officers and employees are not being compensated in accordance with industry standards, and have had to either defer their salary or were delayed in receiving their salary at times during the current and prior calendar year due to the poor financial condition of DBSI. The Board of Directors believes that the repricing of the options is a form of incentive to the directors, officers, and employees of DBSI and believes that it is in the best interests of DBSI and its stockholders.

 Board of Directors                         Date:  February 12, 1998
                                            As Supplemented:  February 23, 1998
 Fred W. Thompson      H. Tate Holt
 Michael T. Schieber   Jerome W. Carlson
 E. A. James Peretti

Directors Compensation

        DBSI reimburses directors for expenses incurred in connection with attending Board meetings but does not pay directors's fees or other cash compensation for services rendered as a director. In lieu of fees, DBSI has granted to each non-employee director options to purchase 37,500 shares of Common Stock upon first becoming a director and for each year of service successfully completed, under a stock option plan as approved by a shareholder vote in 1996 and the 1998 Plan which allows an unspecified number of options to be awarded to directors. Options are issued at the time of the Annual Shareholders Meeting and vest over the next 12-month period.

        Current non-employee directors of DBSI have been awarded the following stock options (all of which have a 10-year term):


                                   Date                   Number of                Exercise
        Director              Options Granted          Options Granted               Price
-----------------------     -------------------        ---------------          --------------
 Michael T. Schieber            April 1996                 37,500                   $1.4375*
                                 May 1997                  37,500                   $0.60**
                                 May 1998                  37,500                   $2.1875
H. Tate Holt                   February 1996               37,500                   $1.4375*
                                April 1996                 37,500                   $1.4375*
                                 May 1997                  37,500                   $0.060**
                                 May 1998                  37,500                   $2.1875
Jerome W. Carlson                May 1997                  75,000                   $0.60**
                                 May 1998                  37,500                   $2.1875
Jessie J. Knight, Jr.          February 1999               37,500                   $5.50

-------------------------------------------------------------------------------------------

*       Repriced 2/13/97 from $4.75

**      Repriced 2/23/98 from $1.00
-------------------------------------------

Limitation of Liability and Indemnification Matters

        The General Corporation Law of the State of Delaware permits indemnification of directors, officers, and employees of corporations under certain conditions subject to certain limitations. Article XII of DBSI's certificate of incorporation states that DBSI may provide indemnification of its agents, including its officers and directors for reach of duty to DBSI, to the maximum extent permitted by the General Corporation Law. Article VI of the Bylaws provide that DBSI shall, to the maximum extent and in the manner permitted in the Commercial Corporations Laws, indemnify each of its agents, including its officers, directors, and employees, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact any such person is or was an agent of DBSI.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of DBSI pursuant to the foregoing provisions, or otherwise, DBSI has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by DBSI of expenses incurred or paid by a director, officer or controlling person of DBSI in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, DBSI will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SECURITY OWNERSHIP OF CERTAIN
                                BENEFICIAL OWNERS AND MANAGEMENT

Principal Stockholders

        The following table set forth certain information as of March 31, 1999, with respect to the beneficial ownership of DBSI's Common Stock for (i) each director, (ii) all directors and officers of DBSI as a group, and (iii) each person known to DBSI to own beneficially five percent (5%) or more of the outstanding shares of its Common Stock.



Name and Address of                                 Beneficially and
Beneficial Owner                                     Record Owned(1)      Percent of Class
------------------------------------------------ ------------------------ -----------------------

Fred W. Thompson                                        868,267(2)                 6.7%
100 Shoreline Highway, Suite 190A
Mill Valley, CA 94941


Michael T. Schieber                                     353,989(3)                 2.8%
100 Shoreline Highway, Suite 190A
Mill Valley, CA 94941


E.A. James Peretti                                      425,000(4)                 3.3%
100 Shoreline Highway, Suite 190A
Mill Valley, CA 94941


H. Tate Holt                                            156,379(5)                 1.2%
100 Shoreline Highway, Suite 190A
Mill Valley, CA 94941


Jerome W. Carlson                                       106,250(6)                  .8%
100 Shoreline Highway, Suite 190A
Mill Valley, CA 94941


                                                        37,500(7)                   .3%
Jessie J. Knight
100 Shoreline Highway, Suite 190A
Mill Valley, CA 94941

Officers and Directors as a Group (6 persons)           _________                  _____

                                                        1,947,385                 15.1%  *


                                                        2,000,000                 16%
Astoria Capital Partners, L.P.
6600 Southwest 92nd Street, Suite 370
Portland, OR 97223

* Total percentage amount does not reflect rounding of individual ownership percentages.

(1) The persons named in the table have sole voting or investment power with respect to all of the Common Stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes to this table.

        (2) Includes (i) 15,418 shares held by Mr. Thompson; (ii) 474,558 shares held in Thompson 1996 Revocable Trusts; and (iii) options to purchase 312,500 shares at $0.531 per share expiring January 1, 2006, and 4,125 and 61,666 shares of Common Stock exercisable at $0.584 per share and expiring December 31, 2000 and December 31, 2002, respectively.

        (3) Includes (i) 215,625 shares held jointly with spouse, Arlene Schieber, (ii) 6,505 held solely by Mr. Schieber, (iii) 3,075 held solely by Ms. Schieber, of which shares Mr. Schieber disclaims beneficial ownership, and (iv) options to purchase 13,750, 12,534 and 37,500 shares of Common Stock all exercisable at $1.4375 per share which expire on February 15, 2005, February 15, 2006 and April 30, 2006, respectively, and options to purchase 27,500 shares of Common Stock exercisable at $0.60 per share which expire May 13, 2007, and options to purchase 37,500 shares of Common Stock at $2.1875 which expire on May 12, 2008.

        (4) Options to purchase 375,000 and 50,000 shares of Common Stock exercisable at $0.531 per share, and expiring January 1, 2006 and December 31, 2007, respectively.

        (5) Includes (i) 21,488 shares held solely by Mr. Holt, and (ii) options to purchase 7,808 and 75,000 shares of Common Stock all exercisable at $1.4375 per share which expire December 31, 2006 and April 30, 2006, respectively, and options to purchase 20,833 shares of Common Stock exercisable at $0.60 per share which expire May 13, 2007, and options to purchase 37,500 shares of Common Stock at $2.1875 per share which expire May 12, 2008.

        (6) Includes 37,500 shares held by Mr. Carlson, options to purchase 37,500 shares of Common Stock exercisable at $0.60 per share which expire May 13, 2007, and options to purchase 37,500 shares of Common Stock at $2.1875 per share which expire May 12, 2008.

        (7) Options to purchase 37,500 shares of Common Stock exercisable at $5.50 per share which expire February 19, 2009.


                         CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Except as otherwise indicated below, during 1997 and 1998, and through the first quarter of 1999, DBSI has not been a party to any transaction, proposed transaction, or series of transactions in which the amount involved exceeds $60,000, and in which, to the knowledge of DBSI any director or executive officer, nominee, five percent beneficial security holder, or any member of the immediate family of the foregoing persons have or will have a direct or indirect material interest. In March 1999, DBSI indemnified its president relating to a lawsuit filed against the president. (See "Legal Proceedings.")

        On March 31, 1999, DBSI entered into a launch services agreement with Eurockot. Pursuant to that agreement, DBSI paid Eurokot an initial payment of $4.4 million. On April 8, 1999, Eurockot purchased 1,333,334 shares of DBSI's restricted Common Stock for a total of $4 million.

        On March 31, 1999, DBSI entered into a satellite construction agreement with Surrey. Pursuant to that agreement, DBSI paid Surrey an initial payment of $1 million. On April 14, 1999, Surrey purchased 333,333 shares of DBSI's restricted Common Stock for a total of $1 million.

        Pursuant to a purchase agreement among DBSI, Astoria Capital and Microcap, DBSI was obligated to register with the SEC the Registrable Securities acquired by Astoria Capital and Microcap in a private placement. The registration statement had to be declared effective by the SEC by December 4, 1998. In the event the registration statement was not declared effective by the SEC by December 4, 1998, DBSI was obligated to refund to Astoria Capital and Microcap, in the aggregate, an amount equal to $2.5 million times 3% for each 30 days (prorata as to a period of less than 30 days) the registration statement is not declared effective, subject to certain exceptions, or the effectiveness of such registration statement or related prospectus is suspended because such prospectus includes an untrue statement of a material fact or omits to state a material fact required to be stated. DBSI filed a registration statement with the SEC which was declared effective on November 30, 1998, thus fulfilling its obligation under the purchase agreements.

        All expenses of the registration statement including, but not limited to, legal, accounting, printing and mailing fees were borne by DBSI. DBSI has agreed to indemnify Astoria Capital and Microcap against certain liabilities under the Securities Act. DBSI's registration obligations to Astoria Capital and Microcap ceased effective upon disposition of the Registrable Securities by such holders pursuant to the above referenced effective registration statement.

                                      PLAN OF DISTRIBUTION

        The Selling Stockholders may, from time to time, sell all or a portion of the shares of Common Stock on any market upon which the Common Stock may be quoted, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The shares of Common Stock may be sold by the Selling Stockholders by one or more of the following methods, without limitation, (a) block trades in which the broker or dealer so engaged will attempt to sell the shares of Common Stock as agent but may position and resell a portion of the block as principal to facilitate the transaction, (b) purchases by broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus, (c) an exchange distribution in accordance with the rules of such exchange, (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers,
(e) privately negotiated transactions, (f) market sales (both long and short to the extent permitted under the federal securities laws), and (g) a combination of any such methods of sale. In effecting sales, brokers and dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the Selling Stockholders (or, if any such broker-dealer acts as agent for the purchaser of such shares, from such purchaser) in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares of Common Stock at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for the Selling Stockholders, to purchase as principal any unsold shares of Common Stock at the price required to fulfill the broker-dealer commitment to the Selling Stockholders. Broker-dealers who acquire shares of Common Stock as principal may thereafter resell such shares of Common Stock from time to time in transactions (which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions and, in connection with such resales, may pay to or receive from the purchasers of such shares of Common Stock commissions as described above. The Selling Stockholders may also sell the shares of Common Stock in accordance with Rule 144 under the Securities Act, rather than pursuant to this Prospectus.

        The Selling Stockholders and any broker-dealers or agents that participate with the Selling Stockholders in sales of the shares of Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of Common Stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

        From time to time, the Selling Stockholders may pledge their shares of Common Stock pursuant to the margin provisions of its customer agreements with its brokers. Upon default by a Selling Stockholder, the broker may offer and sell such pledged shares of Common Stock from time to time. Upon a sale of the shares of Common Stock, the Selling Stockholder intends to comply with the Prospectus delivery requirements, under the Securities Act, by delivering a Prospectus to each purchaser in the transaction. DBSI intends to file any amendments or other necessary documents in compliance with the Securities Act which may be required in the event a Selling Stockholder defaults under any customer agreement with brokers.

        DBSI is required to pay all fees and expenses incident to the registration of the shares of Common Stock, including fees and disbursements of counsel to the Selling Stockholders. DBSI has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

                                      SELLING STOCKHOLDERS

        The following table sets forth certain information regarding the beneficial ownership of shares of Common Stock by the Selling Stockholders as of April 15, 1999, and the number of shares of Common Stock covered by this Prospectus.


                                     Number  of                                                   Number of
                                    Common Shares                Number of                       Common Shares
                                  Beneficially Owned               Common                       Beneficially Owned
                                    Owned Prior to              Shares Offered                   Following the
        Name of Shareholder         the Offering                    Hereby                         Offering
       --------------------       -------------------           ---------------                 -------------------

                                 # Of          % Of                # Of              # Of              % Of
                                Shares         Class              Shares            Shares             Class
                               --------       -------           -----------       ----------        --------------

        Michael Associates       100,000          *               100,000             -0-                 -0-

        Lodestone Capital        133,334(1)     1.1               133,334             -0-                 -0-

        Michael Fitzsimmons       33,334(1)       *                33,334             -0-                 -0-

        Fourteen Hill Capital    666,666(1)     2.6               666,666             -0-                 -0-

        High Peak Ltd.           166,666(1)     1.3               166,666             -0-                 -0-

        Bridge Group Holdings     65,453          *                63,239           2,214                   *

        Eurockot Launch        1,333,334       10.7             1,333,334             -0-                 -0-
        Services GmbH

        Surrey Satellite         333,333        2.7               333,333             -0-                 -0-
        Technology

        Cyrrus Consulting         20,000(2)       *                20,000             -0-                 -0-

        Cardinal Capital LLC     325,000(3)     2.6                75,000        250,000                  2.0



*    Less than 1% of the outstanding Common Stock.

(1) Of the shares of Common Stock beneficially owned, one-half represent shares of Common Stock owned and one-half represent shares of Common Stock that may be immediately acquired pursuant to Warrants.

(2)  Represents Options to acquire 20,000 shares of Common Stock.

(3) Includes 225,000 shares of Common Stock that may be acquired pursuant to Warrants.

                                  DESCRIPTION OF CAPITAL STOCK

        DBSI's authorized capital stock consists of 50,000,000 shares of Common Stock, $.0004 par value, and 5,000,000 shares of Preferred Stock, $.0004 par value. As of March 31, 1999, there were outstanding 12,508,760 shares of Common Stock held of record by stockholders and no shares of Preferred Stock outstanding.

        Common Stock

        Each stockholder is entitled to one vote for each share of Common Stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in DBSI's certificate of incorporation, which means that the holders of a majority of the shares of Common Stock voted can elect all of the directors then standing for election. Subject to such preferences as may apply to any Preferred Stock outstanding at the time, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. The Common Stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon the liquidation, dissolution, or winding up of DBSI, the holders of Common Stock and any participating Preferred Stock outstanding at that time would be entitled to share ratably in all assets remaining after the payment of liabilities and the payment of any liquidation preferences with respect to any outstanding Preferred Stock.

        Preferred Stock

        The Board of Directors is authorized, subject to any limitations prescribed by the General Corporation Law of the State of Delaware, to provide for the issuance of shares of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the powers, designations, preferences and rights of the shares of each wholly-unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding) without any further vote or action by the stockholders. The Board of Directors may authorize the issuance of Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock. Therefore, the issuance of Preferred Stock may have the effect of delaying, deterring or preventing a change in control of DBSI. There are no shares of Preferred Stock outstanding.

        Warrants

        As of March 31, 1999, DBSI had Warrants outstanding providing for the purchase of an aggregate of 1,329,920 shares of Common Stock. The exercise price of the Warrants range from $1.4375 to $3.00 per share, with terms expiring on dates ranging from April 26, 2001 to January 13, 2006.

                                  CERTIFICATE OF INCORPORATION

        Certain provisions of DBSI's Certificate of Incorporation and bylaws have the effect of deterring a change of control of DBSI. DBSI's Certificate of Incorporation contains provisions requiring the approval of 80% of its stockholders for certain merger, sales of all or substantially all of its assets and certain other corporate action unless the transaction is approved by 75% of the disinterested board members or unless all stockholders receive a price for their shares of DBSI's capital stock which meets certain minimum price criteria. In addition, DBSI's Certificate of Incorporation also contains a provision which establishes a "classified" Board of Directors consisting of three classes, the members of which serve staggered terms of three years. A vacancy on the Board can be filled only by vote of 75% of the Continuing Directors (as defined). Further, directors can be removed, for cause only, by either a 80% vote or by vote of a majority of the Continuing Directors (as defined), or by a vote of stockholders holding 80% or more of the outstanding voting stock which vote must include at least 67% of the outstanding voting stock exclusive of voting stock held by an "Interested Stockholder" (as defined). DBSI's Certificate of Incorporation also requires the approval of 80% of its stockholders in order to amend these provisions.

                                LEGAL PROCEEDINGS

        DBSI is not a party to any legal proceedings. In July 1998, a complaint was filed in the Superior Court of California, County of Marin, by Bridge Group
(HK) International, Ltd. (the "Bridge Group") against DBSI's president, alleging that the Bridge Group was promised shares of DBSI's Common Stock. DBSI agreed to indemnify its president for any damages or settlement related to this lawsuit. In March 1999, this case was settled by issuing 63,239 shares of DBSI's Common Stock and paying $15,000 to the Bridge Group.

                                  LEGAL MATTERS

        The validity of the shares of Common Stock offered by Selling Stockholders will be passed upon by the law firm of Bartel Eng Linn & Schroder, Sacramento, California. Certain members of the firm own shares of Common Stock of DBSI representing less than 1% of the outstanding shares of Common Stock.

                                     EXPERTS

        The consolidated balance sheets as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended and for the period from April 25, 1990 (date of inception) to December 31, 1998, included in this Prospectus have been included herein in reliance on the report which includes an explanatory paragraph regarding certain factors raising substantial doubt about DBSI's ability to continue as a going concern, of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm, as experts in accounting and auditing.

                              AVAILABLE INFORMATION


            DBSI files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information on file at the Commission's Public Reference Section in Washington, D.C. You can request copies of those documents, upon payment of a duplicating fee, by writing to the Commission at the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549.

            DBSI has filed a registration statement on Form SB-2 with the Commission. This prospectus, which forms a part of that registration statement, does not contain all information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits. With respect to references made in this prospectus to any contract or other document of DBSI, such references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement at the Commission's public reference room, and at the Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center,

13th Floor, New York, New York 10048. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. DBSI's filings and the registration statement can also be reviewed by accessing the Commission's website at http://www.sec.gov.

                       FINANCIAL STATEMENTS AND SCHEDULES

Financial Statements

        The following Financial Statements pertaining to DBSI are filed as part of this Prospectus:



Report of Independent Accountants                         F-1
--------------------------------------------------------- ---------------

Consolidated Balance Sheets                               F-2
--------------------------------------------------------- ---------------

Consolidated Statements of Operations                     F-3
--------------------------------------------------------- ---------------

Consolidated Statements of Stockholders' Equity           F-4 to F-9
--------------------------------------------------------- ---------------

Consolidated Statements of Cash Flows                     F-10 to F-11
--------------------------------------------------------- ---------------
Notes to Consolidated Financial Statements
                                                          F-12 to F-24

                        REPORT OF INDEPENDENT ACCOUNTANTS



February 5, 1999, except for Note 14,
as to which the date is April 8, 1999


To the Board of Directors and Stockholders of DBS Industries, Inc. and Subsidiaries:


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity, and of cash flows present fairly, in all material respects, the financial position of DBS Industries, Inc. and Subsidiaries (a development stage company) as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended and for the period from April 25, 1990 (date of inception) to December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion expressed above.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred losses and negative cash flows from operating activities since inception and will require additional financing. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are also described in
Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

\s\ PricewaterhouseCoopers LLP
    San Francisco, California

                              DBS INDUSTRIES, INC. AND SUBSIDIARIES
                                  (A Development Stage Company)
                                   CONSOLIDATED BALANCE SHEETS


                                                              December 31,         December 31,
                                                                  1998                 1997
                                                            -----------------    -----------------
    ASSETS

Current assets:
   Cash and cash equivalents                                     $  1,291,711      $       383,054
   Prepaid and other current assets                                    71,138              119,265
                                                               --------------      ---------------
     Total current assets                                           1,362,849              502,319
                                                               --------------       ---------------

Furniture and equipment (at cost)                                      65,516               73,277
Less accumulated depreciation                                          42,989               47,828
                                                               --------------      ---------------
                                                                       22,527               25,449
                                                               --------------      ---------------
Other assets:
   Investments and advances                                           851,490            1,248,649
   Goodwill, net of accumulated amortization of
     $87,428 and $81,864, respectively                                  3,562                9,126
   Satellite Construction Costs                                     1,272,083                   -
                                                               --------------     ----------------
                                                                    2,127,135            1,257,775
                                                               --------------      ----------------
     Total assets                                                $  3,512,511      $     1,785,543
                                                                =============     ================

    LIABILITIES AND STOCKHOLDERS' EQUITY Current liabilities:

   Accounts payable                                              $    240,240      $       152,485
   Customer advances                                                  400,000              400,000
   Accrued liabilities                                                489,531              145,019
   Deferred compensation                                               -                   216,000
                                                                -------------       --------------
     Total current liabilities                                      1,129,771              913,504
                                                                -------------       --------------
Commitments (Notes 8 and 14)
Stockholders' equity
   Common stock, $0.0004 par value; 20,000,000 shares
   authorized; 8,581,117 and 5,882,928 issued and outstanding at
   December 31, 1998 and 1997, respectively                             3,452                2,373
   Capital in excess of par value                                   8,511,410            4,681,295
   Warrants                                                         1,085,500              112,500
   Deficit accumulated during the development stage                (7,132,622)          (3,839,129)
   Treasury stock (51,562 shares as of December 31, 1998 and
   1997)                                                              (85,000)             (85,000)
                                                                -------------     ----------------
     Total stockholders' equity                                     2,382,740              872,039
                                                                -------------     ----------------
      Total liabilities and stockholders' equity                 $  3,512,511       $    1,785,543
                                                                =============      ===============

The accompanying notes are an integral part of these consolidated financial statements.

                              DBS INDUSTRIES, INC. AND SUBSIDIARIES
                                  (A Development Stage Company)
                              CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                                             April 25, 1990
                                                                                             (Inception) to
                                                                      December 31,            December 31,
                                                                      ------------           --------------
                                                                   1998           1997             1998
                                                               ------------  -------------    --------------
Revenue                                                       $      -       $      -        $       161,420

Cost and operating expenses:
   Cost of revenue                                                        -              -           127,580
   General and administrative                                     2,198,701      1,472,162         8,661,689
   Research and development                                         797,147        210,115         2,966,718
                                                               ------------      ---------     -------------
                                                                  2,995,848      1,682,277        11,755,987
                                                                -----------    -----------    --------------
      Loss from operations                                       (2,995,848)    (1,682,277)      (11,594,567)
                                                                 -----------    -----------   --------------

Other income (expense):
   Interest, net                                                     32,421       (308,094)         (709,459)
   Equity in loss of investees, net                                (100,143)       (80,975)         (512,920)
   Gain (loss) on sale of
      investments                                                  (228,323)     5,221,063         5,829,218
   Other, net                                                          -              -              (56,634)
                                                              --------------------------------   ------------
                                                                   (296,045)     4,831,994         4,550,205
                                                                ------------   -----------         ---------


Income (loss) before provision
      for income taxes and minority interests                    (3,291,893)     3,149,717        (7,044,362)
Provisions for income taxes                                           1,600         80,800            96,835
                                                               ------------  -------------   ---------------
   Income (loss) before minority
      interests                                                  (3,293,493)     3,068,917        (7,141,197)
Minority interests in income of
   consolidated subsidiaries                                            -               -              8,575
                                                              ----------------------------------------------
      Net income (loss)                                         $(3,293,493)    $3,068,917      $ (7,132,622)
                                                                ============    ==========      =============
Basic net income (loss) per share                               $     (0.47)    $     0.52
                                                                ============    ==========

Diluted net income (loss) per share                             $     (0.47)    $     0.49
                                                                =============   ==========

Weighted average number of shares
of common stock, basic                                           6,979,818      5,863,261
                                                                =============   ==========

Weighted average number of shares
of common stock, diluted                                         6,979,818      6,235,144
                                                               =============    ===========


The accompanying notes are an integral part of these consolidated financial statements.

                      DBS INDUSTRIES, INC. AND SUBSIDIARIES
                          (A Development Stage Company)
                           CONSOLIDATED STATEMENTS OF
                              STOCKHOLDERS' EQUITY


                                                  Common Stock
                                                  ------------

                                                                                                        Deficit
                                                                                                      Accumulated
                                                                       Capital in                      During the         Total
                                                                        Excess of           Treasury   Development    Stockholders'
                                                   Shares  Par Value   Par Value   Warrants   Stock       Stage         Equity
                                                   ------- ---------   ----------  -------- --------  -------------   -------------


Balance at December 31, 1990, of DBSN as restated
  pursuant to the merger on December 2, 1992      301,000  $  120      $ 46,375       -         -      $ (219,990)     $  (173,495)

Stock issue costs for the twelve months ended
  December 31, 1991                                     -       -       (15,774)      -         -               -          (15,774)

Net loss for the twelve months ended
  December 31, 1991                                     -       -             -       -         -        (115,339)        (115,339)
                                                 --------  --------   ----------  -------   -------     -----------     ------------

Balance at December 31, 1991                    1,065,500     426       202,650       -         -        (335,329)        (132,253)

Issuance of common stock for cash
 at $.01 to $1.00 per share                     1,317,290     527       538,998       -         -               -          539,525

Issuance of common stock for professional
services at $.01 to $.10 per share                214,240      86        12,338       -         -               -           12,424

Issuance of common stock in payment of
  stockholder loans:  June 1992 at
  $.01 per share                                  230,000      92         2,208       -         -               -            2,300

Net loss for the seven months ended
 July 31, 1992                                          -       -             -       -         -          (90,750)        (90,750)
                                                ---------  --------   ----------  -------   -------     -----------     ------------
Balance at July 31, 1992                        2,827,030   1,131       756,194       -         -         (426,079)        33,1246

Shares of Fi-Tek IV, Inc. from August 3, 1989
  (inception) through December 2, 1992            817,540     327       155,450       -         -                -         155,777

Issuance of common stock for cash at $.01
 to $3.20  per share                            1,313,926     527       998,088       -         -                -         998,615

Issuance of common stock for interest at
 $5.00 per share                                   10,000       4         4,996       -         -                -           5,000

Issuance of common stock for JPS common stock on
  September 11, 1992, at $.80 per share            61,447      24        49,134       -         -                -          49,158

Issuance of common stock for professional services
  on  September 11, 1992, at $.10 per share        6,679        3           665       -         -                -             668

Issuance of common stock in exchange for DBSC
  common stock on October 9, 1992, at $2.00 per
  share                                            6,375        2        12,748       -         -                -         12, 750


                      DBS INDUSTRIES, INC. AND SUBSIDIARIES
                          (A Development Stage Company)
                           CONSOLIDATED STATEMENTS OF
                        STOCKHOLDERS' EQUITY (CONTINUED)



                                                  Common Stock
                                                  ------------

                                                                                                        Deficit
                                                                                                      Accumulated
                                                                       Capital in                      During the         Total
                                                                        Excess of           Treasury   Development    Stockholders'
                                                   Shares  Par Value   Par Value   Warrants   Stock       Stage         Equity
                                                   ------- ---------   ----------  -------- --------  -------------   -------------



Redemption of 97,450 common stock warrants on
  October 2, 1992, at $8.00 per share                  -          -      (19,490)       -        -              -         (19,490)

Issuance of common stock on December 2, 1992, at
  closing of acquisition of DBSN as a finder's
  fee at $.0004 per share                         25,000         10            -        -        -              -              10

Issuance of common stock for Axion common stock
  during March 1993 at $1.60 per share            50,000         20       79,980        -        -              -          80,000

Issuance of common stock for DBSC common stock
  on July 2, 1993, at $1.60 per share            133,307         53      213,238        -        -              -         213,291

Stock issue costs for the period from
 August 1, 1992 through July 31, 1993                  -          -       (6,374)       -        -              -         (6,374)

Net loss for the twelve months ended
July 31, 1993                                          -          -            -        -        -       (755,040)      (755,040)


Balance at July 31, 1993                       5,251,303      2,101    2,244,629        -        -     (1,181,119)     1,065,611

Issuance of common stock for cash at $4.00
 per share (August 1993 through April 1994)      102,257         41      411,943        -        -              -        411,984

Stock issued in exchange for 46% of JPS stock
 on  November 19, 1993                             3,379          1       10,137        -        -              -         10,138

Stock issued for professional services:
  January 28, 1994, at $3.60 per share             5,331          2       19,188        -        -              -         19,190

  July 29, 1994, at $2.00 per share                3,833          2        7,663        -        -              -          7,665

Stock issued due to exercise of warrants, at
 $2.00 per share (March and April 1994)            2,500          1        4,999        -        -              -          5,000

Stock issued for interest on July 31, 1994,
 at $2.00 per share                                1,000          -        2,000        -        -              -          2,000

Purchase of shares of common stock on January 28,
  1994, at $3.20 per share                        (1,563)         -            -        -   (5,000)             -         (5,000)

Reacquisition of common stock pursuant to sale of
  investment in Axion in May 1994, at $1.60
  per share                                       (50,000)        -            -        -  (80,000)             -        (80,000)

Net loss for the twelve months ended
 July 31, 1994                                          -         -            -        -        -        (26,909)       (26,909)
                                                  --------   -------       ------     ----  --------     ----------      ---------


                      DBS INDUSTRIES, INC. AND SUBSIDIARIES
                          (A Development Stage Company)
                           CONSOLIDATED STATEMENTS OF
                        STOCKHOLDERS' EQUITY (CONTINUED)




                                                  Common Stock
                                                  ------------

                                                                                                       Deficit
                                                                                                      Accumulated
                                                                       Capital in                      During the         Total
                                                                        Excess of           Treasury   Development    Stockholders'
                                                   Shares  Par Value   Par Value   Warrants   Stock       Stage         Equity
                                                   ------- ---------   ----------  -------- --------  -------------   -------------


Balance at July 31, 1994                          5,318,039  2,148      2,700,559         -  (85,000)  (1,208,028)      1,409,679

Stock issued for services:
  November 30, 1994, at $1.88 per share             10,000      4          18,796         -        -            -          18,800
  May 15, 1995, at $2.00 per share                  10,724      4          21,443         -        -            -          21,447
  July 15, 1995, at $1.60 per share                 11,373      5          18,192         -        -            -          18,197

Net loss for the twelve months ended
 July 31, 1995                                           -      -               -         -        -   (1,284,558)     (1,284,558)
                                                  -------- --------    ----------   -------- --------  -------------   ------------

Balance at July 31, 1995                         5,350,136   2,161      2,758,990         -  (85,000)  (2,492,586)        183,565

Issuance of common stock for 1% JPS
 common stock on September 21, 1995 at
 $1.20 per share                                     9,450       4         11,336         -        -             -         11,340

Issuance of common stock for 20% Seimac Limited
  common stock on December 13, 1995 at $4.00
  per share                                        165,519      66        662,010         -        -             -        662,076

Issuance of common stock for professional
 services at $5.60 per share                         2,934       1         16,427         -        -             -         16,428

Net loss for the five months ended December 31,
  1995                                                   -       -              -         -        -      (662,877)      (662,877)


Balance at December 31, 1995                     5,528,039   2,232      3,448,763         -  (85,000)   (3,155,463)      (210,532)

Warrants issued on January 13, 1996, to
 purchase 75,000 shares of common stock
 for services rendered at an exercise
 price of $7.30 per share                                -       -              -   112,500        -             -        112,500

Issuance of common stock for cash:
  January 15, 1996, at $4.00 per share, less
    noncash issuance cost of $63,900               200,000      80        736,020         -        -              -       736,100
  February 15, 1996, at $5.20 per share, less
    noncash issuance cost of $19,999                38,462      15        179,988         -        -              -       180,003

Stock issued for services:
  January 1 - June 30, 1996, at $3.75 per shares    22,743      9          85,277         -        -              -       85,286
  August 15, 1996, at $4.80 per share                6,018      2          28,884         -        -              -       28,886
  September 21, 1996, at $5.60 per share             4,821      2          26,996         -        -              -       26,998
  July 1 - December 31, 1996, at $2.00 per share     7,605      3          15,207         -        -              -       15,210

                      DBS INDUSTRIES, INC. AND SUBSIDIARIES
                          (A Development Stage Company)
                           CONSOLIDATED STATEMENTS OF
                        STOCKHOLDERS' EQUITY (CONTINUED)

                                                                                                      Accumulated
                                                                       Capital in                      During the         Total
                                                                        Excess of           Treasury   Development    Stockholders'
                                                   Shares  Par Value   Par Value   Warrants   Stock       Stage         Equity
                                                   ------- ---------   ----------  -------- --------  -------------   -------------


  Placement fee associated with January 15 and
    February 15, 1996, issuances settled through
    issuance of common stock                        19,821         8       83,891        -        -           -            83,899

Net loss for the twelve months ended December 31,
  1996                                                   -         -            -        -        -   (3,752,583)      (3,752,583)

Balance at December 31, 1996                    5,827,509     2,351     4,605,026  112,500  (85,000)  (6,908,046)      (2,273,169)

Stock issued for services:
  January 31, 1997, at $1.69 per share              5,088         2         8,586        -        -           -             8,588
  February 14, 1997, at $1.75 per share             4,701         2         8,225        -        -           -             8,227
  February 28, 1997, at $2.00 per share             7,918         3        15,834        -        -           -            15,837
  March 31, 1997, at $1.63 per share                  302         -           491        -        -           -               491
  April 10, 1997, at $2.00 per share                7,500         3        14,997        -        -           -            15,000
  April 30, 1997, at $1.50 per share                  332         -           498        -        -           -               498
  June 30, 1997, at $1.13 per share                14,578         6        16,394        -        -           -            16,400
  July 9, 1997, at $0.75 per share                 15,000         6        11,244        -        -           -            11,250
Net income for the twelve months ended
  December 31, 1997                                     -         -             -        -        -   3,068,917         3,068,917

                                                   -------     ------   ---------   --------  ------  ----------       -----------


                      DBS INDUSTRIES, INC. AND SUBSIDIARIES
                          (A Development Stage Company)
                           CONSOLIDATED STATEMENTS OF
                        STOCKHOLDERS' EQUITY (CONTINUED)




                                                                                                        Accumulated
                                                                       Capital in                        During the        Total
                                                                       Excess of              Treasury   Development   Stockholders'
                                                 Shares    Par Value   Par Value    Warrants   Stock       Stage         Equity
                                               --------- ------------  ------------ ---------- --------  -------------   ----------


Balance at December 31, 1997                   5,882,928       2,373      4,681,295  112,500   (85,000)     (3,839,129)    872,039

Common Stock issued for cash, on
 April 16, 1998, at $2.00 per share              102,000         41         203,959        -        -                -     204,000


Common Stock issued upon exercise of options,
 on June 11, 1998, at $1.44 per share            12,500           5          17,964        -        -                -      17,969

Common Stock issued (voided) in connection with
services rendered:
February 12, 1998, at $0.53 per share           26,209          10           13,906        -        -               -        13,916
April 1, 1998, at $3.25 per share               10,000           4           32,496        -        -               -        32,500
May 14, 1998, at $3.75 per share                13,646           6           51,168        -        -               -        51,174
May 14, 1998, at $3.75 per share               (22,743)         (9)         (85,277)       -        -               -       (85,286)

Common Stock issued for cash in August and
 September 1998 at $2.00 per share net of    2,800,000       1,120        5,113,054        -        -               -     5,114,173
 issuance costs of $485,826

Common Stock issued upon exercise of options    17,202           6            9,128        -        -               -         9,134
$0.53 per share

Fair value of Common Stock warrants committed
 to representing stock issuance costs                -           -         (973,000) 973,000        -              -              0

Fair value of options granted in connection with
services rendered                                    -           -          159,000        -        -              -        159,000

Common Stock issued for exercise of options
 $.60 per share 10/1/98                         37,500          15           22,485        -        -              -         22,500

Common Stock returned to investees at $2.00
 share in October 1998                        (400,000)       (160)        (799,840)       -        -              -       (800,000)


Common Stock issued upon exercise of options    94,375          38           50,075        -        -              -         50,113
per share in October 1998

Common Stock issued representing stock issuance
  costs                                          7,500           3           14,997        -        -              -         15,000



                      DBS INDUSTRIES, INC. AND SUBSIDIARIES
                          (A Development Stage Company)
                           CONSOLIDATED STATEMENTS OF
                        STOCKHOLDERS' EQUITY (CONTINUED)


                                                                                                        Accumulated
                                                                       Capital in                        During the        Total
                                                                       Excess of              Treasury   Development   Stockholders'
                                                 Shares    Par Value   Par Value    Warrants   Stock       Stage         Equity
                                               --------- ------------  ------------ ---------- --------  -------------   ----------




Net loss for the year ended
 December 31, 1998                                   -             -             -          -        -    (3,293,493)   (3,293,493)

                                              --------- ------------   ------------ ---------- --------  -------------   -----------


Balance at December 31, 1998                 8,581,117  $     3,452   $  8,511,410  $1,085,500 $(85,000)  $(7,132,622)   $2,382,740
                                             =========  ===========   ============= ==========  ========   ============  ==========



                      DBS INDUSTRIES, INC. AND SUBSIDIARIES
                          (A Development Stage Company)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS




                                                                                    April 25, 1990
                                              Year Ended                             (Inception) to
                                             December 31,                              December 31
                                             ------------                              -----------
                                                 1998              1997                  1998
                                                 ----            -------------        -------------
Reconciliation of net income (loss) to net
 cash used in operating activities:
     Net income (loss)                      $ (3,293,493)         $3,068,917            $(7,132,622)
Adjustments to reconcile net income (loss)
to net cash used in operating activities:
     Depreciation and amortization                73,122             126,989                431,256
     Minority interest's share of net loss             -                   -                 (8,575)
     Noncash charges                             573,999              76,293              1,084,545
     Equity in loss of investees, net            100,143              80,875                529,972
     Loss (gain) on sale of investments          228,323          (5,221,063)            (5,829,218)
        Allowance for losses on advances         216,932                   -                216,932
     Common stock issued as payment for
       interest                                        -                   -                  7,000
     Decrease (increase) in accounts
       receivable and other assets                48,127             (50,320)               (51,934)
     Increase (decrease) in accounts payable
       and accrued liabilities                  (108,264)         (1,053,843)               405,240
     Increase in customer advances                     -                   -                400,000
                                        -------------------    --------------------   -------------

Net cash used in operating activities         (2,161,111)         (2,972,153)            (9,947,404)
Cash flows from investing activities:
   Proceeds from sale of investment              199,940                   -              1,099,940
   Proceeds from Loral settlement                      -           3,573,677              3,573,677
   Purchase of fixed assets                       (5,523)                  -               (111,047)
   Satellite Construction Payments            (1,272,083)                  -             (1,272,083)
   Organization costs                                  -                   -                (28,526)
   Advances to officer                                 -                   -                (31,187)
   Purchase of interest in Continental                                     -             (2,292,409)
   Investments and advances                     (407,292)            309,888             (1,208,726)
   Net assets of purchased subsidiaries                -                   -               (147,500)
   Cash transferred from Fi-Tek IV, Inc.
     pursuant to the merger and reorganization
   Cash of divested subsidiary                         -                   -                156,648
   Purchase of patents                                 -                   -                   (277)
   Proceeds from repayment of advances to              -                   -                (18,251)
   affiliate                                           -                   -
   Restricted cash on credit line                                                           152,500
Net cash provided by (used in) investing               -             300,000                300,000
                                            -------------    ----------------           ------------
activities
                                             ($1,484,958)         $4,183,565              $ 172,759
                                             ------------         ----------              ---------


                                       DBS INDUSTRIES, INC. AND SUBSIDIARIES
                                           (A Development Stage Company)
                                       CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                        April 25, 1990
Cash flows from financing activities:
   Repayment of borrowing under credit line            -            (295,000)              (300,000)
   Issuance of debentures                              -             107,501              4,817,501
   Issuance of common stock                    4,997,226                   -              8,150,742
   Redemption of common stock warrants                 -                   -                (19,490)
   Stock issue costs                            (442,500)                  -               (499,735)
   Purchase of shares                                  -                   -                 (5,000)
   Payment of debentures                               -          (1,043,445)            (1,168,445)
   Proceeds from stockholders' loans                   -              149,750                442,750
   Payment of stockholders' loans                      -            (149,750)              (351,967)
                                             ------------    ----------------           ------------
Net cash provided by (used in) financing
activities                                     4,554,726          (1,230,994)            11,066,356
                                             -----------      ---------------          ------------
Net increase (decrease) in cash                  908,657             (19,534)             1,291,711

Cash and cash equivalents, beginning
 of period                                      383,054              402,588                      -
                                              ----------      ---------------           ------------
Cash and cash equivalents, end of period$      1,291,711      $      383,054          $   1,291,711
                                             ===========      ==============          =============
Supplemental Disclosures of Cash Flow
   information:
   Interest                              $            -      $       11,456           $      57,651
                                          ==============     ===============          =============
   Income taxes                           $        4,265     $         1,600          $      20,220
                                          ==============     ===============          =============

The accompanying notes are an integral part of these consolidated financial statements.

                      DBS INDUSTRIES, INC. AND SUBSIDIARIES
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1.        ORGANIZATION AND BASIS OF PRESENTATION

     These consolidated financial statements include the accounts of DBS Industries, Inc. (the "Company"), and its wholly-owned subsidiaries, Global Energy Metering Service, Inc. ("GEMS"), and Newstar Limited ("Newstar"). Intercompany transactions and balances have been eliminated in consolidation.

        The Company was organized as a Delaware corporation on August 3, 1989. Since inception the Company has been in the development stage. The Company's current business plan is to develop a low earth orbit satellite constellation through its subsidiary Newstar and through proposed licensing arrangements with its 20% investor, E-SAT. The Company's financial statements have been prepared assuming the Company will continue as a going concern. Since inception, the Company has devoted substantially all of its efforts to developing its business. The Company has therefore incurred substantial losses and negative cash flows from operating activities as reflected in these financial statements. Accordingly, the Company has relied primarily upon obtaining equity capital and debt financing to support its operations.

        The Company does not expect revenue to exceed costs and expenses in 1999 and, accordingly, will continue to incur losses and negative cash flows from operating activities. To address financing needs, the Company is pursuing various financing alternatives. These circumstances raise substantial doubt about the Company's ability to continue as a going concern. During fiscal 1998, the Company raised approximately $5 million from the sale of shares of Common Stock. During the first quarter of 1999, the Company raised approximately $9 million from warrant exercises and sale of shares of common stock. However, the Company will need substantial additional capital, at least $100 million, to construct its proposed E-SAT satellite constellation. Such financing is likely to result in a significant dilution in the equity interests of the current stockholders. The construction of the first two of the six planned satellites is required to commence by April 1999 pursuant to the terms of the Federal Communications Commission (FCC) license granted to E-SAT. As discussed in Note 14, the Company notified the FCC that it has entered into a construction contract on March 31, 1999. These financial statements do not reflect any adjustments that might result from the outcome of this uncertainty.

        GEMS is a Delaware corporation in the development stage whose primary activity is the development of satellite and radio systems for use in automating the control and distribution of gas and electric power by utility companies.

        The Company's investments in E-SAT Corporation, in which the Company has an ownership interest of 20%, are accounted for using the equity method. The Company's investment in EchoStar Communication Inc. (EchoStar) and interest in Continental Satellite Corporation were disposed of during 1997 (see Notes 3 and
6) and its interest in Seimac Limited was disposed of during 1998 (see Note 3).

        In January 1998, the Company created Newstar Limited, a wholly-owned subsidiary organized under the Laws of the Republic of Bermuda.

                      DBS INDUSTRIES, INC. AND SUBSIDIARIES
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 2.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Hereafter, unless otherwise specified, all references to the "Company" include DBS Industries, Inc. and its wholly-owned subsidiaries.

        Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Cash Equivalents

        The Company considers all money market instruments and other highly liquid investments with original maturities of three months or less to be cash equivalents.

        Depreciation and Amortization

        Furniture and equipment are depreciated over the estimated useful lives of the assets ranging from five to seven years using the straight-line method of depreciation. When assets are disposed of, the related cost and accumulated depreciation are removed from the books and the resulting gain or loss is recognized in the year of disposal.

        Goodwill

        Goodwill is amortized using the straight-line method over five years. Amortization expense charged to operations for the years ended December 31, 1998 and 1997, was $36,513 and $20,715, respectively.

        Income Taxes

        Income taxes are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred income tax liabilities and assets are determined based on the difference between the financial reporting amounts and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. Such amounts are based on enacted tax laws and rates in effect for the years in which the differences are expected to affect taxable income, net operating loss and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

        Net Earnings (Loss) Per Share

     In February 1997, the Financial  Accounting Standards Board issued SFAS No.
128,  Earnings  Per  Share,  which  establishes   standards  for  computing  and
presenting earnings (loss) per share. Under

                      DBS INDUSTRIES, INC. AND SUBSIDIARIES
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



the new standards, basic earnings per share is computed based on the weighted average number of common shares outstanding and excludes any potential dilution; diluted earnings per share reflects diluted effects of all outstanding common stock equivalents. Options to purchase 2,044,156 shares of common stock with exercise prices ranging from $0.40 to $5.60 were outstanding as of December 31, 1998, and were excluded from the loss per share calculation for the year ended December 31, 1998, as they have the effect of decreasing loss per share. Options and warrants to purchase 1,418,233 shares of common stock with exercise prices from $.40 to $5.60 were outstanding as of December 31, 1997, and were included in the earnings per share calculation for the year ended December 31, 1997.

        Recently Issued Accounting Pronouncements

     In March 1997, SFAS No. 129, Disclosure of Information About Capital Structure, was issued and has been implemented by the Company. In June 1997, SFAS No. 130, Reporting Comprehensive Income and SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information were issued and are effective for the year ended December 31, 1998. The Company has not implemented SFAS Nos. 130 and 131 as their provisions are not applicable to the Company's operations.

        Reclassifications

        Certain prior period balances have been reclassified to conform to the current year's presentation. Such reclassifications had no impact on net loss or stockholders' equity as previously reported.

NOTE 3.        INVESTMENTS IN AND ADVANCES TO AFFILIATED COMPANIES

        Following  is  a  summary  of  the  Company's   significant   investment
activities:

        Direct Broadcasting Satellite Corporation (DBSC)

        DBSC is one of nine permittees of the Federal Communications Commission for Direct Broadcast Satellite (DBS) services. As of December 31, 1996, the Company owned approximately 25% of the common stock of DBSC. The Company accounted for its investment using the equity method.

        On December 21, 1995, DBSC and EchoStar agreed to a merger, subject to government approval. Under the terms of the merger agreement, (1) both parties agreed to merge DBSC into a wholly-owned subsidiary of EchoStar, and (2) DBSC stockholders would be entitled to receive at their option, $7.99 in cash or
 .67417 shares of EchoStar common stock for each of the 973,148 DBSC shares not already owned by EchoStar. At December 31, 1996, the Company owned 401,107 shares of the common stock of DBSC. The requisite government approvals were obtained and the merger consummated on January 8, 1997. On January 23, 1997, the Company elected to exchange all of its 401,107 DBSC shares for 270,414 shares of EchoStar common stock which was valued at $25.00 per share as of January 8, 1997, the effective date of the merger. In connection with this transaction, the Company recorded a gain of approximately $6.2 million in its first quarter of 1997.

                             DBS INDUSTRIES, INC. AND SUBSIDIARIES
                                 (A Development Stage Company)
                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



        On August 29, 1997, the Company transferred the 270,414 shares back to EchoStar in exchange for the retirement of certain debentures and recognized a loss on such transfer of approximately $2.3 million due to a decline in the market value in the EchoStar stock.

        E-SAT Corporation (E-SAT)

        In October 1994, the Company and EchoStar formed E-SAT for the purpose of filing with the FCC for a license to operate a low earth orbit satellite system. E-SAT filed with the FCC on November 16, 1994. The Company holds a 20% interest in E-SAT. The Company's total investments in E-SAT were $127,265 as of December 31, 1998 and 1997. The investment is accounted for using the equity method. The Company's equity in losses of E-SAT for the years ended December 31, 1998 and 1997, were $134,524 and $66,469, respectively. The equity in losses for the year ended December 31, 1997 was recorded in December 1997, when financial information became available. As of December 31, 1998, the Company had a receivable of $724,225 from EchoStar which represents the excess of advances to date to E-SAT in excess of its proportionate 20% share of its investee's financing requirements.

        On March 31, 1998, the Federal Communications Commission approved E-SAT's application for a low earth orbit satellite license. E-SAT is required to meet certain milestones and other covenants in order to maintain its license.

        Seimac Limited

        On November 30, 1995, the Company acquired 232,829 shares representing 20% of the voting shares of common stock of Seimac Limited, a Canadian company, pursuant to a stock purchase and exchange agreement in exchange for 165,519 shares of common stock of the Company, valued at $662,010. The Company's investment of $662,010 was $464,255 in excess of the Company's proportionate share of the net book value of Seimac as of November 30, 1995. This excess is being amortized over a period of five years. The amortization of this excess book value amounted to $30,949 and $92,851 for the years ended December 31, 1998 and 1997. This investment is accounted for using the equity method.

        For the years ended December 31, 1998 and 1997, the Company has recorded its proportionate share of Seimac Limited's net (loss) income of $34,381 and $(14,506), respectively.

        On April 30, 1998, the Company sold its entire interest consisting of 232,829 Seimac shares in exchange for $200,000 in cash and $51,417 in forgiven debt. The Company recorded a loss of approximately $228,000 in connection with this transaction.

        Continental Satellite Corporation (Continental)

        On January 12, 1996, the Company entered into a stock purchase agreement with a third party (the Seller) to acquire 72,030 shares of common stock of Continental in exchange for approximately $2,300,000 in cash. A $50,000 advance was paid to the seller in December 1995. Continental has received one of the nine DBS licenses awarded by the FCC.

                      DBS INDUSTRIES, INC. AND SUBSIDIARIES
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



        In connection with this agreement, the Company issued a three-year, Series B convertible debenture to EchoStar on January 12, 1996, for proceeds of $3,000,000.

        On January 22, 1996, Loral Aerospace Holdings, Inc., a Continental common shareholder (the plaintiff), filed a complaint in the Superior Court of the State of California against Continental and its stockholders alleging that the common shares purchased by the Company were improperly issued and, therefore, should be voided. On May 16, 1996, the Court ruled that the Continental shares were invalidly issued. However, the Court also ruled that the Company was not without equitable remedy and allowed the Company to commence an action against Loral.

        On April 21, 1997, the Superior Court of Santa Clara County awarded the Company damages of approximately $4.1 million, plus 50 percent annual interest. On August 17, 1997, the Company and Loral formally completed an agreement wherein the Company received a cash payment of approximately $3.5 million from Loral in exchange for dismissals of appeals by both parties.

        The agreement provides that the Company return the Continental stock the Company acquired, that the Company acknowledge that all Continental stock held by the Company owned is invalid, and that the Company has no objection to the cancellation of that stock by Continental. The parties to the agreement released one another from all present or future claims connected with the allegations related to the action which give rise to the agreement.

        The excess of the settlement payment over the Company's carrying value for its interest in Continental of $1.2 million was recorded as a gain on sale of investment for the year ended December 31, 1997.

NOTE 4.        SATELLITE CONSTRUCTION COSTS

        On December 15, 1998, the Company and Alcatel Space Industries ("Alcatel") entered into a Memorandum of Understanding and authorization to proceed ("MOU") pursuant to which Alcatel would become the General Contractor for the design, construction and launch services for the Company's planned low earth orbit satellites. The Company and Alcatel are negotiating a definitive agreement. Upon signing of the MOU, the Company made a $1 million advance payment to Alcatel (see Note 14).

        During the construction of the E-SAT System, the Company is capitalizing all construction costs. Included in satellite construction are approximately $270,000 in engineering and other costs in connection with the design of the satellites and the $1 million advance to Alcatel for design services.

NOTE 5.        CUSTOMER ADVANCES

        The Company's wholly-owned subsidiary, Global Energy Metering Services, Inc. (GEMS), is party to a contract to deliver 10,000 satellite radio units. The purchase order is for $1.2 million and under the terms of the purchase order, GEMS would receive a total of $500,000 in advance payments on the contract, based on certain milestone achievements. As of December 31, 1998, this purchase order had been suspended by both parties due to the Company's limited access to the Argos System. The $400,000 in milestone payments received are reported as customer advances on the accompanying balance sheet. These milestone payments could be subject to refund in whole or in part.

                             DBS INDUSTRIES, INC. AND SUBSIDIARIES
                                 (A Development Stage Company)
                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 6.        LINE OF CREDIT

        The Company maintained a $300,000 line of credit with a bank. The line was collateralized by a $300,000 certificate of deposit. As of December 31, 1996, the Company had outstanding borrowings of $295,000 under this line of credit. As of December 31, 1997, $295,000 had been repaid and the credit facility was discontinued.

NOTE 7.        CONVERTIBLE DEBENTURES

        On July 1, 1995, the Company issued Convertible Debenture 1995 Series A to EchoStar, the majority shareholder of E-SAT, and received $1,000,000 in proceeds in August 1995. Interest on the debt accrued, and was payable, quarterly at prime plus 2% for a period of three years. As collateral for the loan, EchoStar held a security interest in 125,000 shares of DBSC common stock and 2,000 shares of E-SAT common stock held by the Company.

        On January 12, 1996, the Company issued a three-year Series B Convertible Debenture to EchoStar for proceeds of $3,000,000. Interest terms were similar to those of the Series A Convertible Debenture discussed above. As collateral for the loan, EchoStar had a security interest in 72,030 shares of common stock of Continental and 200,000 shares of common stock of DBSC held by the Company.

        On December 5, 1996, the Company issued a three-year Series C Convertible Debenture to EchoStar for proceeds of $640,000. Interest terms were similar to those of the Series A Convertible Debentures discussed above. As collateral for the loan, EchoStar held a security interest in the remaining 76,107 shares of common stock of DBSC held by the Company.

        On August 29, 1997, the Company completed an agreement with EchoStar to retire three convertible debentures, Series A, Series B, and Series C, with accrued interest of $722,811 and certain legal fees and other expenses related to the transaction. In exchange for EchoStar's retirement of the debt, the Company transferred back to EchoStar 270,414 shares of EchoStar Class A common stock and made a cash payment of approximately $936,000 from the proceeds of its settlement with Loral (Note 3). The value of the EchoStar shares was determined based on a per share price of $16.57 which represented the closing bid price on August 27, 1997, the date the parties initially agreed to the terms of the transaction.

                      DBS INDUSTRIES, INC. AND SUBSIDIARIES
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 8.        COMMITMENTS

        Operating Leases

        The Company and its wholly-owned subsidiaries lease their facilities under noncancelable operating leases which run concurrently and expire in March 2000. Minimum future rental payments under the leases, are as follows:


    Year Ending December 31,
              1999                              102,891
              2000                               17,149
                                           ------------
                                            $   120,040

        Total rent expense was $82,615 and $66,592 for the years ended December 31, 1998 and 1997, respectively.

        Other

        In July 1998, the Company's president was named as a defendant in a lawsuit filed by a firm claiming that it was promised shares of the Company's Common Stock. In March 1999, the Company settled this matter by issuing 63,239 shares of the Company's Common Stock, valued at approximately $324,000, and paying $15,000 in cash to the plaintiff.

        In July 1998, the Company agreed to a severance package with one of its former employees which consists of $125,000 in cash payments to be made through July 1999 and the acceleration of vesting of all of the former employee's unvested options.

        Refer to Note 14 for certain contract commitments.

NOTE 9.        STOCKHOLDERS' EQUITY

        Common Stock

        The Company's Certificate of Incorporation, as amended in May 1997, authorizes the issuance of 20,000,000 shares of common stock with a par value of $.0004 per share. Each record holder of common stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Certificate of Incorporation.

        Preferred Stock

        The Company's Certificate of Incorporation, as amended in May 1997, authorizes the issuance of 5,000,000 shares of preferred stock with par value of $.0004 per share. The Board of Directors of the

                             DBS INDUSTRIES, INC. AND SUBSIDIARIES
                                 (A Development Stage Company)
                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Company is authorized to issue preferred stock from time to time in series and is further authorized to establish such series, to fix and determine the variations in the relative rights and preferences as between the series, and to allow for the conversion of preferred stock into common stock. No preferred stock has been issued by the Company as of December 31, 1998.

        Equity Transactions With Non-Employees

        On January 13, 1996, the Company issued warrants for the purchase of 75,000 shares of the Company's Common Stock at an exercise price of $7.30. On December 31, 1997, the Company replaced these with new warrants at an exercise price of $1.44. These warrants were issued for services rendered and are exercisable through January 2006. As of December 31, 1997, none of these warrants have been exercised.

        On July 9, 1997, the Company issued warrants for the purchase of 200,000 shares of the Company's Common Stock at an exercise price of $0.50 per share. These warrants were issued in connection with a $100,000 short-term loan made by a stockholder of the Company. As of December 31, 1997, the loan had been repaid.

        In April 1998, the Company granted options to two consulting firms to purchase 400,000 and 300,000 shares of the Company's Common Stock at prices of $1.45 and $1.50 per share, respectively. These options have terms of five years and vest over a one year period.

        In June 1998, the Company issued 102,000 shares of its Common Stock at a price of $2.00 per share. In connection with this stock offering, the Company issued warrants to purchase 102,000 shares of the Company's Common Stock at an exercise price of $3.00 per share through June 30, 2001.

        During the six months ended December 31, 1998, the Company issued 2,800,000 units each consisting of a share of Common Stock at a price of $2.00 per share and a warrant to purchase a share of common stock at an exercise price of $3.00. In connection with this stock offering, the Company incurred the following stock issuance costs: (i) cash payments of $85,000, (ii) 7,500 shares of Common Stock with a fair value of $15,000, and (iii) warrants to purchase 728,000 shares of the Company's Common Stock at exercise prices varying from $1.50 to $3.00. The fair value of such warrants amounted to $973,000 and was recorded as a separate element of the Company's equity.

        In October 1998, at the request of two stockholders due to changes in their financial condition, the Company rescinded stock purchase agreements relating to 400,000 units and refunded $800,000 in proceeds to the two stockholders.

        Under the terms of the above stock offering, the Company registered such shares and warrants in December 1998.

        Equity Transactions With Employees

        In February 1996, the Company adopted the 1996 Stock Option Plan (the 1996 Plan) to consolidate its three existing plans. In May 1998, the Company adopted the 1998 Stock Option Plan ("the 1998 Plan"), which provides for the issuance of a maximum of 500,000 shares of the Company's

                      DBS INDUSTRIES, INC. AND SUBSIDIARIES
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Common Stock. Provisions of the 1996 and 1998 Plans are substantially similar to those of the earlier plans. The overall purpose of the 1996 and 1998 Plans is to advance the long-term interest of the Company by motivating its employees, directors and consultants with the opportunity to obtain an equity interest in the Company and to attract and retain such persons upon whose judgments the success of the Company largely depends.

        Eligible employees, directors, and consultants can receive options to purchase shares of the Company's Common Stock at a price generally not less than 100% and 85% of the fair market value of the common stock on the date of the grant of incentive stock options and nonstatutory stock options, respectively. The options granted under the 1996 and 1998 Plans are exercisable over a maximum term of ten years from the date of grant and generally vest over (i) one year in the case of directors and consultants, and (ii) up to a five-year period in the case of employees. Shares sold under the 1996 and 1998 Plans are subject to various restrictions as to resale.

        Information with respect to activity under these plans is set forth below:



                                               Outstanding Options and Warrants


                                                                                            Weighted
                                                                                             Average
                                        Number of       Price Per         Aggregate          Exercise
                                         Shares           Share            Price              Price
                                        ------------   ------------     -------------     -----------
Balance, December 31, 1996                1,180,116     $0.40-$6.00         5,793,591          4.91

Granted                                   1,373,843     $0.53-$1.44           980,835          0.71
Exercised                                         -               -                 -             -
Terminated                               (1,135,726)    $0.40-$6.00        (5,502,778)         4.83
                                       -------------                    --------------
Balance, December 31, 1997                1,418,233     $0.40-$5.60         1,271,648          0.90

Granted                                     787,500    $0.53-$2.19            614,380          0.78
Exercised                                  (161,577)   $0.53-$1.44            (99,722)         0.617
Terminated                                        -              -                  -              -
                                     ---------------                   -----------------
Balance, December 31, 1998                2,044,156    $0.40-$5.60       $  1,786,306          0.87
                                        ===========                      ============

        The following table summarizes information with respect to stock options and warrants outstanding at December 31, 1998:


                     Options and Warrants Outstanding      Options and Warrants
                                                            Exercisable


                               Weighted Average
                                  Remaining           Weighted                    Weighted Average
   Range of         Number     Contractual Life  Average Exercise     Number         Exercise
Exercise Price   Outstanding       (years)              Price       Exercisable        Price
-------------- --------------- -------------    -----------------  ------------  -----------------
  $0.53-$1.44     1,856,372         7.76              $0.65          1,379,140         $0.69
  $1.60-$2.80       149,375         8.44              $2.24            105,797          2.26
  $3.00-$5.60        38,409         7.06              $5.23             38,409          5.23
                  ----------                                       ------------

                  2,044,156                                          1,523,346
                  ==========                                       ============

     The following information concerning the Company's stock option plans is provided in accordance with Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123). The Company accounts for such plans in accordance with APB No. 25 and related interpretations.

        The weighted average fair value of the options and warrants granted or modified for the years ended December 31, 1997 and 1998 was $0.90 and $0.68 respectively. The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:




                                    1998           1997
                                -----------     -----------

Risk free interest rate            5.7%             5.7%
Expected life                    7.3 years       8.2 years
Volatility                          227%            80%
Dividend yield                       -               -


     The following pro forma net income (loss) information has been prepared following the provisions of SFAS No. 123:


                                            December 31,          December 31,
                                                1998                  1997
                                          -----------------   ------------------

Net income (loss)        As Reported        $(3,293,493)           $3,068,917
                         Pro forma          $(3,713,942)           $1,793,791

Net income (loss)        As Reported           $(0.47)               $0.49
per share                Pro forma             $(0.53)               $0.29


        In February 1997, the Company completed a stock option repricing program in which 1,119,646 stock options, originally issued with exercise prices ranging from $1.60 to $6.00 per share, were reissued with an exercise price of $1.44 per share, which approximated fair market value.

        In December 1997, the Company completed a second voluntary stock option repricing program in which approximately 1,135,726 stock options, originally issued with an exercise price of $1.44 per share were reissued with exercise prices ranging from $0.53 to $0.58 per share. These repriced options are generally exercisable over four years and the Company has maintained the vesting schedule from the original grants.

NOTE 10.       RELATED PARTY TRANSACTIONS

        In January 1997, the Company began to defer payment of a portion of all future compensation of the Company's president. The deferred compensation balance was $216,000 as of December 31, 1997. In October 1998, the Company paid its president the amount of $246,000 related to his deferred

                      DBS INDUSTRIES, INC. AND SUBSIDIARIES
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



compensation through September 1998. The president also received a cash bonus of $20,000 in connection with his efforts in securing the E-SAT license.

        On April 28, 1997, the Company's president provided a bridge loan to the Company for $47,750 representing collateral funds pledged to Pacific Bank for the Company's bank overdraft. As of December 31, 1997, both the bank overdraft and the bridge loan have been repaid.

        During 1997, the Company borrowed $100,000 under a loan agreement with a stockholder. Borrowings under the agreement were unsecured and bore interest at 8% per annum. All borrowings and accrued interest were repaid as of December 31, 1997.

        Refer to Notes 3 and 7 for disclosures regarding related party transactions with EchoStar.

NOTE 11.       INCOME TAXES

        The provision for income taxes for all periods presented relates to current minimum taxes.

        The estimated tax effect of significant temporary differences and carryforwards that gave rise to deferred income tax assets as of December 31, 1998 and 1997, is as follows:

                                                     1998                      1997
                                           ------------------------- -------------------------
                                              Federal       State       Federal       State
                                           ------------- ----------- ------------- -----------

Deferred tax assets:
Net operating loss carryforwards              $1,785,000   $ 305,000     $ 706,000   $ 108,000
Research and development credit
carryforwards                                    115,000           -        95,000           -
Excess of tax over book basis of investments,
deferred compensation, and other                  10,000       1,500        12,000       2,000
                                           ------------- ----------- ------------- -----------
Deferred tax assets                            1,910,000     306,500       813,000     110,000
Valuation allowance                           (1,910,000)   (306,500)     (813,000)   (110,000)
                                           ------------- ----------- ------------- -----------

Net deferred tax assets                     $            $         -  $          -  $        -
                                            =====================================================

        Due to the uncertainty of realization, a valuation allowance has been provided to offset the net deferred tax assets. The increase (decrease) in the valuation allowance was approximately $1,293,500 and ($1,411,000) during the years ended December 31, 1998 and 1997, respectively. The provision for income taxes differs from the amount which would arise by applying the combined statutory income tax rate of approximately 40% due to changes in the deferred tax valuation allowance.

        As of December 31, 1998, the Company has net operating loss carryforwards of approximately $5,250,000 and $5,000,000 for federal income tax purposes and California state franchise tax purposes, respectively. The Company has also research and development credit carryforwards of $115,000 and $0 for federal income tax purposes and California state franchise tax purposes, respectively. Such carryforwards expire in varying amounts between 1998 and 2018.

                             DBS INDUSTRIES, INC. AND SUBSIDIARIES
                                 (A Development Stage Company)
                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




        As a result of changes enacted by the 1986 Tax Reform Act, utilization of net operating loss and tax credit carryforwards may be limited due to equity transactions occurring on or after May 6, 1986.

NOTE 12.       RISKS AND UNCERTAINTIES

        The Company periodically maintains cash balances at banks in excess of the Federal Deposit Insurance Corporation insurance limit of $100,000.

NOTE 13.       SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING
               ACTIVITIES

        During the years ended December 31, 1998 and 1997, the following noncash activities occurred:

        o In April 1998, the Company granted options to two consulting firms to purchase 700,000 shares of the Company's Common Stock. The Company recorded a compensation charge of $159,000 in connection with this transaction during 1998.

        o The Company issued 728,000 warrants to purchase shares of Common Stock to certain individuals for services rendered in connection with the placement of the September 1998 sales of the Company's Common Stock. These warrants were valued at $973,000 and were offset against the proceeds.

        o During 1997, the Company issued 55,419 of its shares of Common Stock to certain individuals in consideration for services rendered. These shares were valued at $76,293.

        o On January 23, 1997, the Company elected to exchange all of its 401,107 DBSC shares for 270,414 shares of EchoStar common stock which were valued at approximately $539,000 and $6,760,000, respectively.

        o On August 29, 1997, the Company settled all principal and accrued interest balances outstanding under its convertible debentures, in exchange for 270,414 shares of EchoStar common stock and a cash payment of approximately $936,000.

NOTE 14.       SUBSEQUENT EVENTS

        In February 1999, the Company issued 500,000 units each consisting of a share of Common Stock at a price of $3.00 per share and a warrant to purchase a share of Common Stock at an exercise price of $4.00. Sale of these units resulted in gross proceeds to the Company of $1.5 million.

        In March 1999, the Company received proceeds of approximately $7.5 million from the exercise of warrants to purchase 2.5 million shares of the Company's Common Stock issued in connection with the 2.8 million unit offering discussed above.

                      DBS INDUSTRIES, INC. AND SUBSIDIARIES
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



        Under the terms of the MOU signed with Alcatel, the Company made additional payments totaling $1 million in January and February 1999. The ATP was extended to April 15, 1999. The Company and Alcatel are negotiating a definitive agreement.

        On March 31, 1999, the Company signed construction and launch contracts with two European entities and made advance payments of $4.4 million. Total payments under such cancellable contracts will amount to approximately $47 million through January 2001.

     During April 1999, the two European contractors purchased 1,666,667 shares of the Company's Common Stock for a total of $5 million in cash (unaudited).

        On April 8, 1999, the Company notified the FCC that it has entered into a construction contract for the first two satellites of the E-SAT System on March 31, 1999.

        Subsequent to December 31, 1998, the Company solicited stockholder approval to increase the number of authorized shares of Common Stock from 20,000,000 to 50,000,000. The requisite stockholder approval was obtained.

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS


Item 24.       Indemnification of Directors and Officers

        Section 145 of the General Corporation Law of Delaware provides for the indemnification of officers and directors under certain circumstances against expenses incurred successfully defending against a claim and authorizes Delaware corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been an officer or director. The Articles of Incorporation and the Bylaws of DBSI provide for indemnification of its officers and directors to the full extent authorized by law.

Item 25.       Other Expenses of Issuance and Distribution

        The following table sets forth the costs and expenses payable by DBSI in connection with the issuance and distribution of the securities being registered hereunder. No expenses shall be borne by the Selling Stockholders. All of the amounts shown are estimates, except for the SEC Registration and NASD Application Fees.

               SEC registration fee                              $  2,741
               Printing and engraving expenses     *             $  2,000
               Accounting fees and expenses        *             $ 20,000
               Legal fees and expenses             *             $ 20,000
               Transfer agent and registrar fees   *             $  5,000
               Fees and expenses for qualification
                 under state securities laws                     $    -0-
               Miscellaneous                       *             $  1,000
                                                                 ---------

                      TOTAL                                      $ 50,741
                                                                 =========
               *estimated

Item 26.       Recent Sales of Unregistered Securities

        (a) On April 14, 1999, DBSI sold 333,333 shares of its Common Stock to Surrey Satellite Technology Limited. The stock was sold for $3.00/share resulting in gross proceeds to DBSI of $1 million. No commission was paid in connection with this transaction. The transaction was exempt from registration upon reliance on Regulation S.

        (b) On April 8, 1999, DBSI sold 1,333,334 shares of its Common Stock to Eurockot Launch Services GmbH. The stock was sold for $3.00/share resulting in gross proceeds to DBSI of $4 million. No commission was paid in connection with this transaction. The transaction was exempt from registration upon reliance on Regulation S.

        (c) On February 12, 1999, DBSI sold 500,000 Units at $3.00 per Unit to four accredited investors. Each Unit consisted of one share of Common Stock and a Warrant to purchase one share of Common Stock at $4.00 per share. The Warrants have a term of three years. The transaction was exempt from registration upon reliance on Rule 506 of Regulation D. DBSI paid $75,000 and issued a Warrant to purchase 75,000 shares of Common Stock at $3.75/share to Cardinal Capital, LLC as a selling commission in connection with this transaction.

        (d) On February 1, 1999, DBSI sold 50,000 Units at $2.50 per Unit to one accredited investor. Ech Unit consisted of one share of Common Stock and a Warrant to purchase one share of Common Stock at $5.12 per share. The Warrants have a term of three years. No commission was paid in connection with this transaction. The transaction was exempt from registration upon reliance on Rule 506 of Regulation D.

        (e) In March 1999, DBSI issued 63,239 shares of its Common Stock to Bridge Group (HK) International, Ltd. as part of a settlement of a legal claim asserted by the Bridge Group against DBSI's president. Such shares were valued at $3.00 per share. No commission was paid in connection with the transaction. The transaction was exempt from registration upon reliance on Section 4(2) of the Securities Act.

        (f) On September 10, 1998, a former employee exercised his options to acquire 17,202 shares of Common Stock at $.53 per share. No commission was paid in connection with the transaction. The transaction was exempt from registration upon reliance on Section 4(2) of the Securities Act.

        (g) During the period from May 22, 1998 to October 1998, DBSI sold 2,509,500 Units at $2.00 per Unit to 23 accredited investors. Each Unit consisted of one share of Common Stock and a Warrant to purchase one share of Common Stock at $3.00 per share. In connection with the sale of 1,250,000 Units, DBSI paid a commission of $125,000 to Strome Susskind Securities L.P., who served as placement agent for such sale. In addition, DBSI has paid an aggregate of $355,500 and Warrants to purchase 728,000 shares of Common Stock to various entities as finders' fees and for other financial services rendered. The transactions were exempt from registration upon reliance on Rule 506 of Regulation D.

        (h) On June 15, 1998, a director exercised an option to purchase 12,500 shares of Common Stock at $1.44 per share. No commission was issued in connection with the transaction. The transaction was exempt from registration upon reliance on Section 4(2) of the Securities Act.

        (i) On May 15, 1998, DBSI issued 10,000 shares of Common Stock at $1.94 per share; (ii) March 4, 1998, 26,209 shares of Common Stock at $.53 per share;
(iii) November 3, 1997, 14,578 shares of Common Stock at $1.13 per share; (iv) May 20, 1997, 7,605 shares of Common Stock at $2.00 per share; (v) September 26, 1996, 22,743 shares of Common Stock at $3.75 per share; and (vi) May 1, 1996,
2,933 shares of Common Stock at $5.60 per share to an attorney for legal services. No commissions were paid in connection with these transactions. These transactions were exempt from registration upon reliance of Section 4(2) of the Securities Act.

        (j) On August 1, 1997, DBSI issued 15,000 shares of Common Stock valued at $.56 per share to one individual in consideration of such individual making a $100,000 loan to DBSI. No commission was paid in connection with the transaction. This transaction was exempt from registration upon reliance of
Section 4(2) of the Securities Act.

        (k) DBSI issued (i) 5,088 shares of Common Stock at $1.69 per share on January 31, 1997; (ii) 7,918 shares of Common Stock at $2.00 per share on February 28, 1997; (iii) 301 shares of Common Stock at $1.63 per share on March 31, 1997; and (iv) 332 shares of Common Stock at $1.50 per share on April 30, 1997, to a corporation in exchange for consulting services. No commission was paid in connection with this transaction. This transaction was exempt from registration upon reliance of Section 4(2) of the Securities Act.

        (l) On April 16, 1997, DBSI issued 4,701 shares of Common Stock at $1.75 per share to a corporation for consulting services. No commission was paid in connection with this transaction. This transaction was exempt from registration upon reliance of Section 4(2) of the Securities Act.

        (m) On April 15, 1997, DBSI issued 7,500 shares of Common Stock valued at $2.00 per share, and on September 20, 1996, DBSI issued 6,018 shares of Common Stock at $4.80 per share to an individual for consulting services. No commission was paid in connection with this transaction. This transaction was exempt from registration upon reliance of Section 4(2) of the Securities Act.

        (n) On February 15, 1996, DBSI sold 38,462 shares of Common Stock at $5.20 per share to four accredited investors. No commissions were paid. However, DBSI issued 3,846 shares of Common Stock as a finder's fee. DBSI relied on Rule 506 of Regulation D and Section 4(2) of the Securities Act as an exemption from registration.

        (o) From January 5, 1996 to February 5, 1996, DBSI sold 200,000 shares of Common Stock at $4.00 per share to twenty accredited investors. No commission was paid in connection with this transaction. However, DBSI issued 15,975 shares of Common Stock as a finder's fee. DBSI relied on Rule 506 of Regulation D and
Section 4(2) of the Securities Act as an exemption from registration.

Item 27.       Exhibits

        The following Exhibits are filed with or incorporated by reference into this Prospectus:


      *(2.1)        Plan and Agreement of Reorganization, dated September 30, 1992, entered into with DBS Industries, Inc. Network, Inc. and certain of its Shareholders which was previously filed in, and is hereby incorporated by reference to, the Company's
                    Current Report on Form 8-K, date of report, December 2, 1992.


      *(3.0)        Certificate of Incorporation, which was previously filed in, and is hereby incorporated by reference to, the Company's Registration Statement on Form S-
                    18, No. 33-31868-D, effective May 11, 1990.


     *(3.1)         Bylaws,  which  was  previously  filed  in,  and  is  hereby incorporated by reference  to, the Company's  Registration Statement on Form S-18, No 33-31868-D,
                    effective May 11, 1990.


      *(3.2)        Restated Certificate of Incorporation, as adopted on August 8, 1996.


      *(4.1)        Form of Unit Warrant Agreement, which was previously filed in, and is hereby incorporated by reference to, the Company's Registration Statement on Form S-
                    18, No. 33-31868-D, effective May 11, 1990.


      *(4.2)        Specimen Stock Certificate.


       (5.1)        Opinion of Bartel Eng Linn & Schroder


      *(10.6)       1993 Incentive Stock Option Plan for DBS Industries, Inc.

      *(10.7)       1993 Non-Qualified Stock Option Plan for Non-Employee Directors of DBS
                    Industries, Inc.

      *(10.8)       1993 Non-Qualified Stock Option Plan for Consultants of DBS Industries, Inc.


      *(10.9)       Commercial Lease and Sublease and Consent pertaining to Mill Valley,
                    California office space.
     *(10.20)       AXION Royalty Agreement incorporated by reference to the Company's Current


                    Report on Form 8-K dated May 16, 1994.
     *(10.24)
                    DBS  Industries,  Inc.  $3,000,000,  Three Year  Convertible
                    Debenture Series B due January 12, 1999, incorporated by reference to the Company's Current Report on Form 8-K dated
                    February 1, 1996.

     *(10.25)       Memorandum of Understanding between ABB Power T&D Company, Inc. and
                    Global Energy Metering Service, Inc. dated February 9, 1996.

     *(10.26)       Stock Purchase Agreement between Seimac Limited and DBS Industries, Inc., comprised of Common Stock Exchange Agreement and Shareholders Agreement
                    both dated December 13, 1995.

     *(10.30)       DBS Industries, Inc. $640,000 Three Year Convertible Debenture, Series C, due
                    December 31, 1999.

     *(10.31)       Employment Agreement between Fred W. Thompson and the Company, dated
                    April 18, 1996.

     *(10.32)       Employment Agreement between Randall L. Smith and GEMS (the Company's subsidiary), dated March 1, 1996.

     *(10.33)       Employment Agreement between E.A. James Peretti and GEMS (the Company's subsidiary) dated April 18, 1996.

     *(10.34)       1996 Stock Option Plan.
     *(10.36)       1998 Stock Option Plan.
     **(10.37)      Memorandum of Understanding Between DBS Industries and Matra Marconi
                    Space.
     **(10.38)      Letter of Intent with SAIT-Radio Holland SA.
     **(10.39)      Purchase Agreement with Astoria Capital, L.P. and Microcap Partners, L.P.
     **(10.40)      Warrant Agreement with Astoria Capital, L.P. and Microcap Partners, L.P.

    ***(10.41)      Employment Agreement between Gregory T. Leger and DBS Industries, Inc.
                    dated March 1, 1998.


       (10.42)    Unit Purchase Agreement with Michael Associates.
       (10.43)    Unit Purchase  Agreement  with  Lodestone  Capital Fund LLC,
                  Fourteen Hill Capital,  L.P.,  High Peak Limited and Michael
                  Fitzsimmons.
       (10.44)    Launch Services Agreement with Eurockot Launch Services GmbH dated March
                  31, 1999.  (Redacded per Confidential Treatment Request.)
       (10.45)    Satellite   Construction  Agreement  with  Surrey  Satellite
                  Technology  Limited  dated  March  31,  1999  (Redacded  per
                  Confidential Treatment Request.)
    **  (21.1)    List of Subsidiaries of DBS Industries, Inc.
        (23.1)    Consent of PricewaterhouseCoopers, LLP

        (23.2)    Consent of Bartel Eng Linn & Schroder is contained in Exhibit 5.1.

* Previously filed in, and incorporated by reference to, Form 10-KSB for Fiscal Years July 31, 1993, July 31, 1994, July 31, 1995, and December 31, 1995, December 31, 1996, December 31, 1997 or Form 8-K where indicated.

** Previously filed with Registration Statement on Form SB-2 filed on September 16, 1998.

*** Previously filed with Registration Statement on Form SB-2 filed on November 30, 1998.

Item 28.   Undertakings

        The undersigned Company hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of DBSI pursuant to the foregoing provisions, or otherwise, DBSI has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by DBSI of expenses incurred or paid by a director, officer or controlling person of DBSI in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, DBSI will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                                           SIGNATURE

        In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Mill Valley, State of California, on April 30, 1999.

                                            DBS INDUSTRIES, INC.,
                                            a Delaware Corporation


                                        /s/  FRED W. THOMPSON,
                                             -----------------
                                             Fred W. Thompson,
                                             President

        In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates stated.

        Signatures                                               Date
---------------------------------------------------------   ---------------


/s/  FRED W. THOMPSON,
    -----------------
   Fred W. Thompson,
President, Director, Chief Executive
Officer, Chief Financial Officer
(Principal Executive Officer; Principal Financial
and Accounting Officer)

/s/ E.A. JAMES PERETTI                                    April 30, 1999
----------------------------------------------------------
E. A. James Peretti
Director

/s/ MICHAEL T. SCHIEBER                                   April 30, 1999
----------------------------------------------------------
Michael T. Schieber
Director

/s/ H. TATE HOLT                                          April 30, 1999
----------------------------------------------------------
H. Tate Holt
Director

/s/JEROME W. CARLSON                                      April 30, 1999
----------------------------------------------------------
Jerome W. Carlson
Director


Jessie J. Knight, Jr.                                     April __, 1999
Director